UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO’s 1st Quarter Report for the year 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: June 3, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name : Chung, Kyung-Jin
Title : Head of Finance Office

Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2021 to March 31, 2021)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2021 to March 31, 2021)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Kim, Hag-Dong
Kim, Hag-Dong
President and Representative Director
POSCO 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Chung, Kyung-Jin
Chung, Kyung-Jin
Head of Finance Office
POSCO 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance

Attachment: Independent auditors’ review reports on consolidated and separate financial statements

3

I. OVERVIEW

1.	Scope of Business

A.	POSCO (the “Company”)

The Company’s business scope is as follows:

Business

(1)	To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2)	To engage in harbor loading and unloading, transportation and warehousing businesses;

(3)	To engage in the management of professional athletic organizations;

(4)	To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5)	To engage in leasing of real estate and distribution businesses;

(6)	To engage in the supply of district heating business;

(7)	To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8)	To engage in educational service and other services related to business;

(9)	To engage in manufacture, process and sale of non-ferrous metal;

(10)	To engage in technology license sales and engineering business; and

(11)	To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B.	POSCO Enterprise Group

(1)	Name of the Enterprise Group: POSCO

(2)	Companies Belonging to the Enterprise Group

POSCO, POSCO CHEMICAL CO., LTD, POSCO INTERNATIONAL Corporation, POSCO COATED & COLOR STEEL Co., Ltd., POSCO ICT, POSCO M-TECH, Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M Co., Ltd., POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, TANCHEON E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, Samcheok Blue Power Co.,Ltd., Songdo Posco-family Housing Co.,Ltd., POSCO Group University, POSCO Research & Technology, Songdo Development PMC (Project Management Company) LLC., Korea Fuel-Cell Co.,Ltd., POSCO SPS, P&O Chemical Co., Ltd.

4

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as an Enterprise Group subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of Enterprise Groups (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2.	Business Organization

A.	Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: In order to support international businesses, the Company operates five overseas offices as follows:

United Arab Emirates(Dubai), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

5

(3)	Major Changes in the Board of Directors (as of March 12, 2021)

(a)	Inside Directors

•

Re-appointment : Choi, Jeong-Woo(Representative Director & CEO), Kim, Hag-Dong (Representative Director & President), Chon, Jung-Son (Representative Director & Senior Executive Vice President), and Jeong, Tak (Senior Executive Vice President)

•	New appointment : Chung, Chang-Hwa (Senior Executive Vice President)

•	Expiration of Term : Chang, In-Hwa

(b)	Outside Directors

•	Re-appointment : Kim, Sung-Jin*

•	New appointment : Yoo, Young-Sook and Kwon, Tae-Kyun

•	Expiration of Terms : Kim, Joo-Hyun and Bahk, Byong-Won

*	Mr. Kim, Sung-Jin was elected as an Outside Director to become an Audit Committee Member.

(4)	Changes of the Major Shareholders of POSCO

(a)	Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO.

(b)

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr) with the filing dates given below:

January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 9, 2019, April 9, 2019, July 9, 2019, October 8, 2019, January 8, 2020, February 10, 2020, March 11, 2020, April 7, 2020, May 8, 2020, June 3, 2020, July 7, 2020, August 6, 2020, September 7, 2020, and October 8, 2020, November 4, 2020, December 4, 2020, January 7, 2021, February 4, 2021, March 5, 2021, April 6, 2021, May 6, 2021)

B.	POSCO’s Merger, Acquisition and Handover of Businesses

(1)	January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2)	September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

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C.	Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3.	Equity Capital

A.	New Issuance of Registered Common Stock

[None]

4.	Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2021)
Authorized Shares	Issued Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B.	Treasury Stock Holding and Cancellation

					(As of March 31, 2021)
Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance
Direct	Common	7,071,194	—	—	—	7,071,194
Trust Contract	Stock	4,100,169	389,900	—	—	4,490,069

Total		11,171,363	389,900	—	—	11,561,263

*	The number of common shares held by the Trust Contract is based on the traded and closed volume as of March 31, 2021.
*

POSCO terminated share repurchase trust contract on April 12, 2021 due to repurchase of treasury shares equivalent to the contract amount and expiration of the contract period. The ending balance as of April 12, 2021 is the same as in March 31, 2021.

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5.	Voting Rights

		(As of March 31, 2021)
Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	87,186,835	—
(2) Shares without Voting Rights	11,561,263	Treasury stock and trust holding
(3) Shares with Voting Rights	75,625,572	—

*	The above “(3) Shares with Voting Rights” is the number of shares based on holding voting rights as of March 31, 2021.

6.	Earnings and Dividends

			(In millions of KRW)
	2021.1Q	2020	2019
(Consolidated) Profit*	1,024,734	1,602,148	1,835,087
(Separate) Profit	952,176	965,863	1,175,712
Earnings per Share (Consolidated, KRW)	13,477	20,165	22,823
Cash Dividend Paid	226,877	620,287	801,156
Pay-out Ratio (Consolidated, %)	22.1	38.7	43.7
Dividend per Share (KRW)	3,000	8,000	10,000
Dividend Yield (%)	1.0	3.0	4.1

(Consolidated) Profit : Profit attributable to owners of the controlling company

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7.	Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO for the last 6 months are as follows.

A.	The Korean Stock Market

					(KRW/share, In thousands of shares)
		October 2020	November 2020	December 2020	January 2021	February 2021	March 2021
Common share	Highest Price	220,000	245,000	279,500	294,500	283,000	327,000
	Lowest Price	200,500	216,000	245,500	245,500	253,000	285,000
	Average Price	208,711	234,810	267,738	272,075	268,889	307,045
Trading volume	Daily highest	903	627	663	899	875	2,911
	Daily lowest	191	222	252	340	232	361
	Monthly	7,812	7,542	8,301	10,236	7,347	17,304

B.	New York Stock Exchange

					(USD/ADS*, In thousands of ADS*)
		October 2020	November 2020	December 2020	January 2021	February 2021	March 2021
American Depositary Share (ADS)	Highest Price	48.7	56.3	64.3	67.2	62.5	72.2
	Lowest Price	42.2	47.9	56.1	54.8	56.7	63.5
	Average Price	45.1	52.8	61.2	62.1	60.6	67.7
Trading volume	Daily highest	246.1	212.9	246.9	317	319.9	613.8
	Daily lowest	66.4	58.4	23.8	63.8	55.4	118.8
	Monthly	3,519	2,527	2,774	3,094	2,549	6,080

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Segment	2021.1Q		2020		2019
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	8,476,513	1,262,373	28,892,877	1,372,852	32,078,453	2,786,517
Trading	5,246,448	95,532	19,345,222	394,954	22,157,131	542,724
Engineering & Construction	1,460,305	145,340	6,576,170	385,048	6,944,629	338,865
Others	885,457	49,196	2,978,527	250,181	3,186,635	200,749
Total	16,068,723	1,552,441	57,792,796	2,403,035	64,366,848	3,868,855

2. Business Status of Segments

A. Steel

(1) Summary of Business

There are 68 consolidated companies in the steel segment, including 4 domestic companies including POSCO and POSCO C&C, and 64 overseas companies including POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers. POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works. POSCO C&C is a company specializing in manufacturing surface-treated steel products, POSCO (Zhangjiagang) Stainless Steel Co., Ltd., is a stainless steel sheet manufacturer and seller, and there are other overseas processing centers that process and sell steel materials.

The steel industry is a fundamental industry that has taken pivotal roles in the national economic development since the 1970s by supplying basic steel materials to steel-consuming industries such as automobiles, shipbuilding, home appliances, construction, etc. The steel industry is a capital and technology-intensive industry that requires enormous initial investments.

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The Korean steel market is tariff-free, and especially within the Northeast Asian region, there is little difference in logistics costs among Korea, China and Japan, so it can be viewed as an almost open market.

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing, the company is continuously increasing purchases through raw material development investments by acquiring shares of overseas raw materials companies.

Environmental regulations for the steel industry are being strengthened. To protect the environment, POSCO has continuously invested in environmental facilities and has been actively responding to future environmental changes such as low-carbon and green growth by commercializing the world’s first eco-friendly steel manufacturing process, FINEX.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 57% of total sales and export sales are around 43%, and by export region, the proportion of China, Southeast Asia, and Japan is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

The company will focus on the following management activities:

First, in order to maintain the leading position in the steel business, POSCO will secure a new competitive advantage. Second, in the group businesses, we will expand investment to focus on core growth businesses and accelerate the creation of business results. Third, POSCO will focus on fostering new businesses in Green & Mobility as the new growth business in the next-generation. Fourth, POSCO will promote structural and fundamental innovation for the company’s sustainable growth. Fifth, by putting safety as the top priority, POSCO will create the workplace as safe environment without industrial casualties, and actively respond to the low-carbon society as an exemplary company for sustainable growth.

(2) Market Share

					(Millions of Tons, %)
Category	2021.1Q		2020		2019
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	17.6	100	67.1	100	71.4	100
POSCO	9.6	54.5	35.9	53.5	38.0	53.2
Others	8.0	45.5	31.2	46.5	33.4	46.7

Source: World Steel Association (www.worldsteel.org)

11

B. Trading

(1) Market Share

		(Millions of US Dollars)
Category	2021.1Q	2020.1Q	Growth Rate
All Trading Companies in Korea	146,487	130,182	11.13%
POSCO International Corp.	1,860	1,400	24.73%

Source: Korea International Trade Association

(2) Summary of Businesses

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and others. In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has been actively developing and expanding new businesses in fields such as agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure.

C. Engineering & Construction

POSCO E&C engages in primarily 4 businesses: construction, energy, civil engineering and plant. In the construction business, based on its know-how in the construction of skyscrapers and commercial complexes, POSCO E&C involves in a new city and private complex development projects. In the energy business, it involves in various power generation plant projects including renewable energy projects. The civil engineering business is about constructing expressways, railroads and bridges. Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

D. Others

(1) POSCO ENERGY

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power.

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(2) POSCO ICT

Based on the competitiveness in ICT, POSCO ICT has expanded Smart Factory and provided IT solutions to POSCO and POSCO subsidiaries. POSCO ICT has expanded Smart Factory based on the world’s first continuous process platform “PosFrame” and next-generation production optimization system “MES 3.0”. POSCO ICT has been actively applying smart technology for strategic businesses in manufacturing, logistics, trade, and energy sectors, such as building MES at the POSCO CHEMICAL’s anode and cathode material factory, spreading the Smart Management of POSCO International, and spreading the Intelligent Power Plant of POSCO Energy in order to promote the digital transformation of POSCO subsidiaries and other businesses.

(3) POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In the quicklime & chemical business, POSCO CHEMICAL produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary cells: cathode, anode, electrolyte and separation membrane. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

(4) POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. In addition, aluminum deoxidizers engage in primarily 3 types : Pellet, Mini-Pellet and Ingot. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets.

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3. Key Products

A. Sales of Key Products (2021.1Q)

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	22,500	17.3%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	42,619	32.7%
	Stainless Steel Products	Tableware, pipes, etc.	26,975	20.7%
	Others	Plates, Wire rods, etc.	38,157	29.3%
	Gross Sum		130,252	100.0%
	Deduction of Internal Trade		(45,487)

	Sub Total		84,765

Trading	Steel, Metal		70,522	76.5%
	Chemical, Strategic Item, Energy		10,100	10.9%
	Others		11,613	12.6%
	Gross Sum		92,235	100.0%
	Deduction of Internal Trade		(39,771)

	Sub Total		52,464

Engineering & Construction	Domestic Construction	Architecture	8,231	49.7%
		Plant	2,717	16.4%
		Civil Engineering	1,253	7.6%
		Others	0	0.0%
	Overseas Construction		1,628	9.8%
	Owned Construction		2,250	13.6%
	Others		496	3.0%
	Gross Sum		16,575	100.0%
	Deduction of Internal Trade		(1,972)

	Sub Total		14,603

Others	Electricity Sales, etc.		15,118
	Deduction of Internal Trade		(6,263)
	Sub Total		8,855

	Total Sum		160,687

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B. Price Movement Trends of Key Products

			(In thousands of KRW/ Tons, KRW/kWh)
Business Area	Products	2021.1Q	2020	2019
Steel	Hot-rolled Product (HR)	726	622	695
	Cold-rolled Product (CR)	843	759	800
Others	Electric Power	80	72	94
	Refractory	898	965	1,073
	Lime	107	106	111

Trade and Engineering & Construction businesses are not reflected on the table above due to difficulties in measuring the price movement trend.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Key products prices slightly fell in 2019 due to worsened market condition of domestic and overseas steel industry. In 2020, due to COVID-19 the prices fell sharply. The prices increased in the 1st quarter of 2021 due to recovery of steel market demand.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = Price of electric power / Total amount of power generated

(b)	Refractory and lime: Average sales price including freight cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Remarks
Steel	Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	34,146 (61.8)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	10,379 (18.8)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	10,705 (19.4)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	444 (15.1)
		Steel Reinforcement	Strengthening Concrete	443 (15.1)
		Cable	Electricity Transfer	57 (2.0)
		Steel Pile	Foundation of Structure	21 (0.7)
		Others	Construction of Pipe and Structure etc.	1,977 (67.2)
Others	Raw Materials	LNG	Material for Power Generation	2,349 (52.4)
		Limestone	Production of Lime	232 (5.2)
		Others	Engineering business etc.	1,904 (42.5)

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B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2021.1Q	2020	2019
Steel	Iron Ore(per ton)	176	120	102
	Coal(per ton)	141	147	207
	Scrap Iron(per ton)	493	348	347
	Nickel(per ton)	19,559	16,254	16,148
Engineering & Construction	Ready-mixed Concrete (per m3)	65	65	63
	Steel Pile (per m)	144	102	136
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
Others	LNG (per ton)	529	484	668
	Lime (per ton)	19	19	20

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[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

										(In US Dollars/ Tons)
	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	158	126	110	88	83	80	92	94	77	64	57	58

(2) Coal

										(In US Dollars/ Tons)
	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q
Trend of International Benchmark Price (FOB)	127	109	115	118	155	140	161	203	206	221	188	190

(3) Scrap Iron

										(In US Dollars/ Tons)
	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	443	361	289	254	274	270	290	312	325	343	350	364

(4) Nickel

	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 7.97 /lb USD 17,570/ton	USD 7.23 /lb USD 15,930/ton	USD 6.45 /lb USD 14,210/ton	USD 5.54 /lb USD 12,215/ton	USD 5.77 /lb USD 12,723/ton	USD 7.01 /lb USD 15,450/ton	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton

LME : London Metal Exchange

18

[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 9T, STP275, KS F 4602
Steel Reinforcement	SD400 10mm
Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C

[Others]

(1) Criteria for Calculation

<POSCO ENERGY>

LNG: The average price between LNG purchased from Korea Gas Corporation and LNG purchased directly from foreign suppliers

<POSCO CHEMICAL>

Refractory and lime: Purchase prices including freight costs

19

5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2021.1Q	2020	2019
Steel	Crude Steel	11,333	45,330	47,534

[Others]

	(Electric Power: MW/year, Lime: Thousands of Tons/year)
Business Area	Products		2021.1Q		2020	2019
Power Generation	Electric Power	Incheon	3,412		3,412	3,412
		Gwangyang	—		—	284
		Pohang	—		—	290
Lime	Lime		540	*	2,196	2,190

*	Production capacity of Lime is based on the 1st quarter of 2021

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2021.1Q	2020	2019
Crude Steel		10,760	40,579	42,948
Products	Hot-Rolled Steel	2,128	9,128	8,739
	Plate	1,715	7,009	7,191
	Wire Rod	664	2,666	2,756
	Pickled-Oiled Steel	726	2,432	2,967
	Cold-Rolled Products	1,996	6,795	7,416
	Coated Steel	1,813	6,316	6,526
	Electrical Steel	221	826	819
	Stainless Steel	1,035	3,900	3,850
	Others	1,264	4,691	5,761

	Total	11,561	43,763	46,025

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

20

(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,170	9,559	94.0
	PT.KRAKATAU POSCO	750	810	108.0
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	138	138	100.2
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	275	253	91.9

	Total	11,333	10,760	94.9

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY had production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2021.1Q	2020	2019
Power Generation	Electric Power	3,763	13,998	15,928
Lime	Lime	614	2,345	2,542

(2) Capacity Utilization Rate

				(Hour, %)
Business Area	Products	2021.1Q Capacity	2020.1Q Production	Utilization Rate
Power Generation	Incheon Power Plant	2,160	1,420	65.7

			(Thousands of Tons, %)
Business Area	Products	Capacity	Production	Utilization Rate
Lime	Lime	540	614	113.8

21

C. Production Facilities

(1) The current status of production facilities

[Land]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,013,822	13,398	(17)	—	2,027,203
Trade	50,688	157	(154)	—	50,691
Engineering & Construction	25,579	—	(12)	—	25,567
Others	499,998	13	—	—	500,011

[Buildings]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,258,592	62,852	(9,376)	(70,655)	3,241,413
Trade	374,644	12,898	—	(2,878)	384,664
Engineering & Construction	81,702	10,302	(12,635)	(554)	78,815
Others	446,462	2,175	—	(6,178)	442,459

[Structures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,433,141	69,855	(3,303)	(51,167)	2,448,526
Trade	2,071	62	—	(77)	2,056
Engineering & Construction	4,456	427	(0)	(108)	4,775
Others	585,558	30	(38,864)	(6,529)	540,195

[Machinery and Equipments]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,864,929	373,507	(98,484)	(534,657)	14,605,295
Trade	266,848	835	—	(5,634)	262,049
Engineering & Construction	5,071	3,001	(5,550)	(245)	2,277
Others	1,720,459	16,624	—	(46,372)	1,690,711

22

[Vehicles]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	22,881	10,309	(4,490)	(2,474)	26,226
Trade	5,469	418	(259)	(397)	5,231
Engineering & Construction	1,133	4,596	(5,385)	(19)	325
Others	7,673	1,353	(3,662)	(794)	4,570

[Tools and Fixtures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	54,166	8,299	(4,030)	(6,212)	52,223
Trade	1,363	47	(15)	(82)	1,313
Engineering & Construction	1,027	77	(117)	(13)	974
Others	3,745	8,484	(155)	(1,121)	10,953

[Equipment]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	66,145	9,662	(5,092)	(5,274)	65,441
Trade	25,298	925	(365)	(2,417)	23,441
Engineering & Construction	3,532	6,791	(860)	(5,998)	3,465
Others	32,484	9,086	—	(1,790)	39,780

[Financial Lease Assets]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	490,290	141,315	(1,732)	(12,978)	616,895
Trade	95,191	26,827	(21,069)	(11,671)	89,278
Engineering & Construction	82,876	22,379	(14,994)	(10,303)	79,958
Others	105,343	9,885	(2,231)	(9,825)	103,172

23

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	149,965	10,930	—	(2,250)	158,645
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,438,271	330,241	(179,700)	—	1,588,812
Trade	58,150	2,473	(7,831)	—	52,792
Engineering & Construction	2,043	17,528	—	—	19,571
Others	119,076	102,743	—	—	221,819

24

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June 2011 ~ November 2023	P) Establishment of #6 Coke plant P) Establishment of by-product gas Power Plant	14,806	5,275	9,532
		September 2015 ~ May 2024	G) The renovation of #4 furnace P) Improvement of #3, #4 power plant, etc.	11,787	5,131	6,656
POSCO SPS	Expansion/ Establishment	October 2020~August 2021	Machinery, etc.	101	48	54
		February 2021 ~August 2021	Cheonan factory	107	—	107
		February 2021 ~October 2021	Pohang factory	109	—	109
POSCO-Indonesia Jakarta Processing Center	Expansion/ Establishment	May 2020 ~May 2021	New establishment of 3rd factory	293	252	41

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

Ongoing investments over KRW 10 billion as of March 31, 2021 are listed on the table.

[Others]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Establishment/ Expansion	January 2021 ~ December 2021	Smart factory expansion and new business growth	194	2	192
	Establishment/ Expansion	January 2021 ~ December 2021	Expansion of SM server, etc.	148	3	145
POSCO O&M	Establishment/ Expansion	January 2021 ~ December 2021	Fixed assets acquisitions and facilities replacement	1,083	93	990

25

POSCO CHEMICAL	Establishment/ Expansion	July 2020 ~ November 2022	The 3rd stage of cathode material factory in Gwangyang	2,895	246	2,649
	Establishment/ Expansion	November 2020 ~ March 2024	The 4th stage of cathode material factory in Gwangyang	2,758	73	2,685
	Establishment/ Expansion	November 2019 ~ December 2022	The 2nd stage of production line up expansion in #2 anode material factory	1,651	775	876
	Establishment/ Expansion	February 2020 ~ August 2020	Establishment of artificial graphite anode factory site	130	125	5
	Establishment/ Expansion	February 2020 ~May 2024	Establishment of artificial graphite anode factory	2,177	212	1,965
	Establishment/ Expansion	November 2019 ~ October 2021	Renovation of refractory factory for production increase	483	135	348
	Establishment/ Expansion	October 2020 ~ November 2022	Facilities rationalization of refractory sintering plant in Pohang	319	—	319
POSCO Energy	Establishment/ Expansion	March 2020 ~ December 2021	Expansion of evaporator in Gwangyang LNG Terminal	360	79	281
	Establishment/ Expansion	January 2021 ~ May 2024	Establishment of #6 Tank in Gwangyang LNG Terminal	1,437	2	1,435

Ongoing investments over KRW 10 billion as of March 31, 2021 are listed on the table.

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2021.1Q	2020	2019
Domestic	Hot-Rolled Products	12,760	39,663	42,605
	Cold- Rolled Products	11,267	37,870	39,716
	Stainless Steel	7,734	23,746	21,167
	Others	18,749	63,111	77,026
Export	Hot-Rolled Products	9,740	37,368	41,064
	Cold- Rolled Products	31,352	101,808	125,658
	Stainless Steel	19,242	72,140	80,181
	Others	19,408	66,877	70,667
Total	Gross Sum	130,252	442,583	498,084
	Internal Transaction	(45,487)	(153,654)	(177,299)
	Total	84,765	288,929	320,785

26

[Trading]

		(In hundred millions of KRW)
Items		2021.1Q	2020	2019
Domestic	Merchandise	10,695	33,565	29,315
	Product	194	2,028	5,120
	Others	20	240	1,101
Export	Merchandise	22,103	75,922	69,347
	Product	80	528	205
	Others	1	1,191	638
Trades among the 3 countries		59,141	209,446	270,522
Gross Sum		92,235	322,920	376,248
Internal Transaction		(39,771)	(129,468)	(154,677)

Total		52,464	193,452	221,571

[Engineering & Construction]

		(In hundred millions of KRW)
	Items	2021.1Q	2020	2019
Domestic	Building	8,231	42,761	44,681
	Plant	2,717	12,887	10,953
	Civil Engineering	1,253	6,177	6,098
	Others	—	—	—
	Overseas	1,628	7,089	7,190
	Own Construction	2,250	4,866	5,712
	Other Subsidiary company sales	496	2,320	2,246
	Gross Sum	16,575	76,100	76,880
	Internal Transaction	(1,972)	(10,338)	(7,434)

	Total	14,603	65,762	69,446

[Others]

	(In hundred millions of KRW)
Items	2021.1Q	2020	2019
Electric Power Sales	8,855	29,785	31,866

27

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans.

As of March 31, 2021, we assessed the fair value of our forward exchange contracts to be USD 0.55 billion (expiring April 2021), and a currency swap contracts to be USD 0.5 billion(expiring August 2023), USD 0.5 billion(expiring July 2024), USD 0.5 billion(expiring November 2022), USD 0.5 billion(expiring January 2023), USD 0.44 billion(expiring January 2025), and EUR 0.5 billion(expiring January 2024).

We recognized KRW 25,143 million of gain on valuations of forward exchange contracts. Also, we recognized KRW 103,145 million of valuation gain on currency swap contracts. The transaction gain of currency swap contracts is KRW 326 million.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger of POSCO Processing & Service	August 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO Processing & Service(POSCO P&S) is merged into POSCO

-  The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

-  POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April 2019

1) Purpose: To increase operational efficiency

2) Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

-  The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3) Conclusion of a contract: April 16, 2019

4) Date of merger: September 1, 2019

5) Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April 2019

1) Business transferee: POSCO ENERGY

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to

POSCO ENERGY

28

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June 2018

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

-  In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

-  Detailed information and future timeline on this resource development investment is subject to change.

    Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Split-off of Domestic steel processing businesses	October 2019

1) Purpose : To specialize in steel processing business by splitting-off business division

2) Method : Split-off

3) Resolution date of Board of Directors : October 25, 2019

4) Shareholders’ meeting for approval : March 30, 2020

5) Date of Split-off : March 31, 2020

6) Registration date of Split-off : April 3, 2020

	Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	June 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work will be started, and it is planned to start operation in 2024. The “(2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

POSCO International disclosure date :

September 22, 2020 (Decision on natural resources investment)

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February 2019

1) Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2) Information: POSCO O&M merges with Blue O&M and MegaAsset

3) Date of merger: February 1, 2019

4) Registration of merger: February 11, 2019

29

POSCO ENERGY	Contract of Shares Transfer	July 2018

1) Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

2) Signed Date: July, August, 2018

3) Contract Amount : KRW 343,706 million

4) Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares

	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April 2019

1) Contract counterpart: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of merger: September 1, 2019

4) Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5) Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April 2019

1) Business transferor: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

	Merger	May 2020

1) Contract counterpart : PSC Energy Global Co., Ltd.

2) Signed date : May 26, 2020

3) Date of merger : August 1, 2020

4) Merger ratio : 1.0000000 : 0.0000000

5) Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned subsidiary of POSCO ENERGY

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Joint stock contract with YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose: To improve business structure by collaborating with leading company in section steels

2) Information: POSCO’s 100% share of POSCO SS VINA changes to 51%

YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.

3) Conclusion of a contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

30

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Steel Production and Technology Strategy Office
Environmental Planning Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO SPS	TMC Business Group
Stainless Quality Technology Group

Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	R&D Center

Others	POSCO ENERGY CO., LTD.	Power Generation Business Division
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
	POSCO M-TECH	R&D Center

B. R&D Expenses in 2021.1Q (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	23,620	—	780	8,135	32,535
Manufacturing Cost	76,386	—	57	10	76,453
R&D Cost (Intangible Assets)	(31,796)	—	—	241	(31,555)
Total*	68,210	—	837	8,386	77,433
Government Subsidy	—	—	193	—	193
R&D/Sales Ratio (%)	0.80	—	0.06	0.95	0.48

*	Total includes government subsidy.

31

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

	(In millions of KRW)
Account	2021.1Q	2020	2019
	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
[Total current assets]	39,442,198	35,830,815	34,842,374
Cash and cash equivalents	4,546,138	4,754,644	3,514,872
Other receivables, net	1,736,992	1,494,239	1,581,517
Other short-term financial assets	13,129,801	11,709,209	8,996,049
Trade accounts and notes receivable, net	8,953,757	8,120,619	9,078,351
Inventories	10,253,347	9,051,790	10,920,320
Other current assets	822,163	700,314	751,265
[Total non-current assets]	43,380,416	43,256,158	44,216,287
Other receivables, net	1,186,717	1,195,962	1,140,878
Other long-term financial assets	1,710,782	1,561,807	1,669,389
Investments in associates and joint ventures	3,896,677	3,876,249	3,927,755
Property, plant and equipment, net	29,471,591	29,400,141	29,925,973
Intangible assets, net	4,348,672	4,449,432	4,908,473
Other non-current assets	2,765,977	2,772,567	2,643,819
Total assets	82,822,614	79,086,973	79,058,661
[Total current liabilities]	18,289,089	16,854,968	16,323,690
[Total non-current liabilities]	15,318,054	14,557,413	14,940,264
Total liabilities	33,607,143	31,412,381	31,263,954
[Equity attributable to owners of the controlling company]	45,262,153	44,331,350	44,471,873
Share capital	482,403	482,403	482,403

32

Capital surplus	1,357,038	1,310,547	1,376,251
Hybrid bonds	199,384	199,384	199,384
Retained earnings	46,784,409	46,111,457	45,080,118
Other equity attributable to owners of the controlling company	(3,561,081)	(3,772,441)	(2,666,283)
[Non-controlling Interests]	3,953,318	3,343,242	3,322,834
Total equity	49,215,471	47,674,592	47,794,707
	From January 1, 2021 to March 31, 2021	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019
Revenue	16,068,723	57,792,796	64,366,848
Operating profit	1,552,441	2,403,035	3,868,855
Profit	1,138,779	1,788,152	1,982,637
[Profit attributable to owners of the controlling company]	1,024,736	1,602,147	1,835,086
[Profit attributable to non-controlling interests]	114,043	186,005	147,551
Total comprehensive Income	1,479,851	1,570,204	2,129,105
[Total comprehensive income attributable to owners of the controlling company]	1,350,510	1,415,132	1,997,731
[Total comprehensive income attributable to non-controlling interests]	129,341	155,072	131,374
Earnings per share(KRW)	13,477	20,165	22,823
Number of Consolidated Companies	167	167	164

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

33

2. Separate Financial Statements

A. Summary

	(In millions of KRW)
Account	2021.1Q	2020	2019
	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
[Total current assets]	20,397,788	19,579,954	18,216,066
Cash and Cash equivalents	1,828,883	1,822,660	978,139
Trade accounts and notes receivable, net	4,106,907	3,693,535	3,987,041
Other receivables, net	472,246	279,555	321,352
Other short-term financial assets	9,133,419	9,607,632	7,858,979
Inventories	4,758,851	4,093,829	4,988,530
Other current assets	97,482	82,743	82,025
[Total non-current assets]	37,867,526	37,215,015	37,494,700
Other receivables, net	86,491	84,037	56,468
Other long-term financial assets	1,190,314	1,072,817	1,257,896
Investments in Subsidiaries, associates, and joint ventures	15,609,637	14,883,152	15,069,857
Property, plant and equipment, net	20,078,792	20,216,932	20,132,199
Intangible assets, net	590,373	621,926	708,915
Other non-current assets	311,919	336,151	269,365
Total assets	58,265,314	56,794,969	55,710,766
[Total current liabilities]	5,753,568	5,089,111	3,331,446
[Total non-current Liabilities]	6,831,454	6,591,154	6,765,135
Total liabilities	12,585,022	11,680,265	10,096,581
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,339,289	1,339,289	1,252,220
[Hybrid bonds]	199,384	199,384	199,384
[Retained earnings]	46,386,728	45,781,777	45,372,411
[Other equity]	(2,727,512)	(2,688,149)	(1,692,233)

34

Account	2021.1Q	2020	2019
Total equity	45,680,292	45,114,704	45,614,185
	From January 1, 2021 to March 31, 2021	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019
Revenue	7,800,447	26,509,920	30,373,511
Operating profit	1,072,884	1,135,197	2,586,359
Profit	952,176	965,863	1,175,712
Earnings per share(KRW)	12,522	12,123	14,592

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

35

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of five inside directors (Choi, Jeong-Woo, Kim, Hag-Dong, Chon, Jung-Son, Chung, Chang-Hwa and Jeong, Tak) and seven outside directors (Chang, Seung-Wha , Kim, Shin-Bae, Chung, Moon-Ki, Kim, Sung-Jin, Pahk, Heui-Jae Kim, Yoo, Young-Sook, and Kwon, Tae-Kyun).

The Board of Directors manages the following five Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

(f) Executive Management Committee

    Composition of the Special Committees under the BoD and their Functions(as of March 4, 2021)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Kim, Shin-Bae (Chairman) Chang, Seung-Wha Yoo, Young-Sook Kim, Hag-Dong

(1)   Review of low-carbon policies related to environment and climate change

(2)   Preliminary review on safety and health plans

(3)   Preliminary review of the operation of BoD and Special Committees

A. Development of agenda and establishment of operation standards for the BoD and Special Committees

B. Preliminary review of amendment or repeal of the Operational Regulations of the BoD

C. Preliminary review of establishment and operation of Special Committees within the BoD

(4)   Execution monitoring and report publication related to ESG

(5)   Deliberation and resolution on donations exceeding KRW 100 million and KRW 1 billion and less, as well as preliminary review on donations exceeding KRW 1 billion

(6)   Matters related with internal transactions in accordance with the Monopoly Regulation and Fair Trade Act

A. Review of issues and improvement measures in relation to internal transactions

B. Preliminary review of internal transactions (KRW 100 billion or more in transaction amount)

C. Deliberation and resolution on internal transactions (KRW 5 billion or more and less than KRW 100 billion in transaction amount)

(7)   Appointment of fair trade compliance officer

36

Director Candidate Recommendation Committee	3 Outside Directors, 1 Inside Director	Chung, Moon-Ki (Chairman) Kim, Sung-Jin Kwon, Tae-Kyun Jeong, Tak

(1)   Qualification assessment of Outside Director candidates and candidate nomination at the general meeting of shareholders

(2)   Pre-screening and qualification assessment of Inside Director candidates

(3)   Preliminary review of appointing the Committees members

(4)   Preliminary review of appointing the Representative Directors among Inside Directors (excluding the CEO)

(5)   Operation of the Outside Director Candidate Recommendation Advisory Group

(6)   Other matters necessary to nominate Outside Director candidates

Evaluation and Compensation Committee	4 Outside Directors	Pahk, Heui-Jae (Chairman) Chung, Moon-Ki Kim, Sung-Jin Yoo, Young-Sook

(1)   Development of management succession and executive development plans

(2)   Establishment and execution of executive evaluation and compensation plans

(3)   Preliminary review on compensation and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Kwon, Tae-Kyun (Chairman) Kim, Shin-Bae Chang, Seung-Wha Chon, Jung-Son

(1)   Establishment of policies for company’s internal values and financial soundness

(2)   Preliminary review in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   External Investments

A. Preliminary review of new external investments, capital increase and disposal of share in the invested entity executed by a non-steel business division (KRW 100 billion or more. Investment and capital increase include borrowings and liabilities that the company takes)

B. Approval of new external investments, capital increase and disposal of share in the invested entity executed by a non-steel business division (From KRW 10 billion to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes)

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Preliminary review on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6)   Deliberation and resolution on offering non-current assets as collateral

(7)   Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment)

37

Audit Committee	3 Outside Directors	Kim, Sung-Jin (Chairman) Chung, Moon-Ki Pahk, Heui-Jae

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary general meeting of shareholders

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or violation of laws or Articles of Incorporation

(16)  Report that independent auditors violation of the company’s accounting standards

(17)  Other matters deemed necessary by each committee member

38

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Kim, Hag-Dong Chon, Jung-Son Kim, Hag-Dong Jeong, Tak Chung, Chang-Hwa

1. Business

(1)   Important matters in the corporate employee hierarchy, development of human resources and adjustment

(2)   Important changes in terms of working conditions and welfares

(3)   New establishment plan for chair-professor

(4)   Housing Policy Establishment (Housing fund

support standard and plan for housing construction)

(5)   Decision on closure of shareholders’ registry

2. Finance

(1)   Preliminary review on in-house investment plan (New establishment or expansion investment of KRW 200 billion or more)

(2)   Approval of in-house investment plan

-   New establishment or expansion investment from KRW 10 billion to less than KRW 200 billion

-   Investment other than new establishment or expansion: KRW 10 billion or more.(In the case of ordinary investment, the investment amount is for KRW 5 billion or more)

(3)   Preliminary review on steel business division: New external investments, capital increase and disposal of shares in the invested entity (From KRW 100 billion or more, Investment and capital increase includes borrowings and liabilities that the company takes)

(4)   Approval on steel business division: New external investment, capital increase, and disposal of shares in the invested entity (From KRW 10 billion to less than KRW 100 billion, investment and capital increase to includes borrowings and liabilities that the company takes)

(5)   Acquisition or disposal of tangible· intangible fixed assets and important investment assets from KRW 10 billion to less than KRW 200 billion

(6)   Approval technology application and technology sales contract over USD 1 million

(7)   Acquisition of debt such as guarantee for invested company’s collateral involving steel investments

3. Other matters that the Chairman deems necessary or are deemed necessary by each committee member

(2) List of Key Activities of the Board of Directors

(January 1, 2021 ~ March 31, 2021)

No.	Date	Agenda	Approval
2021-1	January 20	1. Approval of participation in POSCO CHEMICAL’s capital increase with consideration	All 1 Case Approved
2021-2	January 28

•   Deliberation Agenda

1. Approval of the 53rd financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1.  Business performance of the fiscal year of 2020

2.  Report on internal control over financial reporting

3.  Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved — — —
2021-3	February 18

1. Plans to strengthen roles of the Board of Directors in relation to ESG

2. Recommendation of Inside Directors candidates (other than the candidate for the Representative Director & CEO)

3. Agendas for the 53rd general meeting of shareholders

All 3 Cases Approved

*

At the 53rd General Meeting of Shareholders which was held on March 12, 2021, Outside Director Bahk, Byong-Won and Kim Joo-Hyun, and Inside Director Chang, In-Hwa retired due to expiration of the terms. Outside Directors Yoo, Young-Sook and Kwon, Tae-Kyun, and Inside Director Chung, Chang-Hwa were newly elected.

39

(March 12, 2021 ~ May 14, 2021)

No.	Date	Agenda	Approval
2021-4	March 12	1. Appointment of the Chairman of the BoD 2. Appointment of the Representative Director CEO 3. Appointment of Representative Directors and Inside Directors 4. Appointment of Special Committees members	All 4 Cases Approved
2021-5	April 9	1. Investment on commercial plant for hard rock lithium	All 1 Case Approved
2021-6	May 14

•   Deliberation Agenda

1. Resolution on the dividend for the 1st quarter of 2021

2. POSCO health and safety plan for 2021

3. Joint Venture company establishment with HBIS Group Co., Ltd.

4. Equity investment in an Australian nickel production company

5. Transaction Plans with affiliates for the fiscal year of 2021

•   Report Agenda

All 5 Cases Approved
		1. Business performance of the 1st quarter of 2021	—
		2. Status of global steel growth strategy implementation	—
		3. The performance and assessment of Board of Directors for 2020	—

     Major Activities of Outside Directors on the Board of Directors (January 1, 2021 ~ May 14, 2021)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2021-1	January 20	7 (7)	—
2021-2	January 28	7 (7)	—
2021-3	February 18	7 (7)	—
2021-4	March 12	7 (7)	—
2021-5	April 9	7 (7)	—
2021-6	May 14	7 (7)	—

(4) Special Committees under the BoD and Their Activities (From January 1, 2021 to May 14, 2021)

•	Director Candidate Recommendation and Management Committee (January 1, 2021~March 11, 2021)

Date	Agenda	Approval
January 28, 2021	Qualification review and recommendation of the Outside Directors candidates	Approved
February 18, 2021	• Deliberation Agenda 1. Recommendation of the Outside Directors candidates • Preliminary Review	Approved
	1. Qualification review of the Inside Directors candidates	—
	2. Plans to strengthen roles of the Board of Directors in relation to ESG	—

•	Finance and Related Party Transaction Committee (January 1, 2021~March 11, 2021)

Date	Agenda	Approval
January 28, 2021	Contribution to the Labor Welfare Fund	Approved

o Evaluation and Compensation Committee (January 1, 2021 ~ March 12, 2021)

Date	Agenda	Approval
January 27, 2021	Evaluation of the business performance for the fiscal year of 2020	Approved

•	ESG Committee (March 12, 2021 ~ May 14, 2021)

Date	Agenda	Approval
April 22, 2021	• Deliberation Agenda Plan for publishing Corporate Citizenship Report 2020 • Report Agenda 2050 Carbon Neutral Declaration and Implementation Status	Approved —

May 13, 2021	• Preliminary Review POSCO health and safety plan for 2021	—

40

•	Finance Committee (March 12, 2021 ~ May 14, 2021)

Date	Agenda	Approval
April 9, 2021	• Preliminary Review Investment on commercial plant for hard rock lithium	—

May 14, 2021	• Preliminary Review Equity investment in an Australian nickel production company	—

•	Executive Management Committee (January 1, 2021 ~ May 14, 2021)

Date	Agenda	Approval
March 23, 2021

1. Exhaust gas purification facility replacement at Gwangyang #1 sintering factory

2. EIC facility replacement at Gwangyang #2-4 casting machine

3. Reclamation work for Gwangyang facility expansion site

4. Carbon credit trading plan

All 4 Cases Approved

April 20, 2021

•   Preliminary Review

1. Joint Venture company establishment with HBIS Group Co., Ltd.

•   Deliberation Agenda

1. Pohang education center dormitory construction

2. Gwangyang education center construction

3. Contruction of Park1538 Gwangyang PR Hall

— All 3 Cases Approved

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Kim, Sung-Jin Chung, Moon-Ki Pahk, Heui-Jae	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2021 ~ May 14, 2021)

41

Session	Date	Agenda	Approval
1	January 27

•   Deliberation Agenda

1. Consent to appoint the head of the internal audit department

2. Assessment of internal control over financial reporting in 2020

3. Approval of audit and non-audit services for POSCO and subsidiaries

•   Report Agenda

All 3 Cases Approved
		1. Report of operation of internal control over financial reporting in 2020	—
		2. Report on approval of POSCO E&C’s audit service contract	—
		3. The result of internal audit for the fiscal year of 2020 and audit plans for the fiscal year of 2021	—
		4. Audit Committee activities in 2020	—
		5. The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2020	—

2	February 17	• Deliberation Agenda 1. Internal audit result for the year 2020 • Report Agenda 1. External audit result for the year 2020	Approved

3	February 18	Review of the agendas for the Ordinary General Meeting of Shareholders	Approved

- At the 53rd general meeting of shareholders held on March 12, 2021, due to Bahk, Byong-Won’s expiration of term in the Audit Committee, a new Audit Committee member, Kim, Sung-Jin was elected.

Session	Date	Agenda	Approval
4	March 12	1. Appointment of the chairman of the audit committee	Approved
5	April 23	• Report Agenda
		1. POSCO E&C and POSCO ICT deficit projects status and management plans	—
		2. Operation plan for Internal Accounting Management Policy in 2021	—
		3. Results of internal audit on the consolidated financial statements for the 1st quarter of 2021	—
		4. Review of the impact of amendments to the U.S. listed company regulations on independence of external auditors	—
		5. The results of the 20-F audit for 2020 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2021	—

C. Voting Rights of Shareholders

(1) The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2) Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting of shareholders on March 12, 2004.

42

(3) The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) Directors’ and the Audit Committee members’ Salaries

				(In millions KRW)
Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	2,545	382		—
Outside Director (Excluding Audit Committee Members)	4	82	12	10,000	—
Members of the Audit Committee	3	52	17		—

No. of people : The number of Directors and the Audit Committee members who are in office as of March 31, 2021.
Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to March 31, 2021.
Average payment per person is calculated based on the paid amount to the current Directors and Audit Committee members as of March 31, 2021.

43

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2021, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2021, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

May 14, 2021

This report is effective as of May 14, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	March 31, 2021		December 31, 2020
Assets
Cash and cash equivalents	21	~~W~~	4,546,138	4,754,644
Trade accounts and notes receivable, net	4,21,26,27,34		8,953,757	8,120,619
Other receivables, net	5,21,34		1,736,992	1,494,239
Other short-term financial assets	6,21		13,129,801	11,709,209
Inventories	7		10,253,347	9,051,790
Current income tax assets			33,396	49,481
Assets held for sale	8		48,074	34,210
Other current assets	14		740,693	616,623

Total current assets			39,442,198	35,830,815

Long-term trade accounts and notes receivable, net	4,21		76,191	86,423
Other receivables, net	5,21		1,186,717	1,195,962
Other long-term financial assets	6,21		1,710,782	1,561,807
Investments in associates and joint ventures	9		3,896,677	3,876,249
Investment property, net	11		998,405	994,781
Property, plant and equipment, net	12		29,471,591	29,400,141
Intangible assets, net	13		4,348,672	4,449,432
Defined benefit assets, net	19		71,346	86,149
Deferred tax assets			1,356,921	1,335,154
Other non-current assets	14		263,114	270,060

Total non-current assets			43,380,416	43,256,158

Total assets		~~W~~	82,822,614	79,086,973

See accompanying notes to the condensed consolidated interim financial statements

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	March 31, 2021		December 31, 2020
Liabilities
Trade accounts and notes payable	21,34	~~W~~	3,807,052	3,755,513
Short-term borrowings and current installments of long-term borrowings	4,15,21		9,198,919	8,677,529
Other payables	16,21,34		2,332,310	1,845,266
Other short-term financial liabilities	17,21		147,511	141,404
Current income tax liabilities			587,682	366,476
Liabilities directly associated with the assets held for sale	8		7	25
Provisions	18,35		356,656	443,273
Other current liabilities	20,26,27		1,858,952	1,625,482

Total current liabilities			18,289,089	16,854,968

Long-term trade accounts and notes payable	21		14,907	22,323
Long-term borrowings, excluding current installments	15,21		12,425,771	11,820,078
Other payables	16,21		698,123	558,924
Other long-term financial liabilities	17,21		51,773	133,588
Defined benefit liabilities, net	19		171,319	141,785
Deferred tax liabilities			1,361,099	1,320,726
Long-term provisions	18,35		551,287	522,969
Other non-current liabilities	20,26		43,775	37,020

Total non-current liabilities			15,318,054	14,557,413

Total liabilities			33,607,143	31,412,381

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,357,038	1,310,547
Hybrid bonds	23		199,384	199,384
Reserves	24		(1,052,788)	(1,380,918)
Treasury shares	25		(2,508,294)	(2,391,523)
Retained earnings			46,784,410	46,111,457

Equity attributable to owners of the controlling company			45,262,153	44,331,350
Non-controlling interests	23		3,953,318	3,343,242

Total equity			49,215,471	47,674,592

Total liabilities and equity		~~W~~	82,822,614	79,086,973

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2021 and 2020

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2021		March 31, 2020
Revenue	26,27,34,37	~~W~~	16,068,723	14,545,813
Cost of sales	7,27,31,34		(13,930,948)	(13,235,530)

Gross profit			2,137,775	1,310,283
Selling and administrative expenses	31,34
Reversal of (impairment loss on) trade accounts and notes receivable			6,155	(9,987)
Other administrative expenses	28		(506,321)	(477,067)
Selling expenses	28		(85,168)	(117,978)

Operating profit			1,552,441	705,251
Share of profit of equity-accounted investees, net	9		78,000	31,664
Finance income and costs	21,29
Finance income			795,544	1,319,425
Finance costs			(866,299)	(1,345,277)
Other non-operating income and expenses	34
Impairment loss on other receivables			(6,606)	(1,197)
Other non-operating income	30		129,971	64,301
Other non-operating expenses	30,31		(123,492)	(113,764)

Profit before income tax	37		1,559,559	660,403
Income tax expense	32,37		(420,780)	(225,745)

Profit			1,138,779	434,658
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(1,725)	(3,850)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		92,006	(202,836)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			88,099	(61,206)
Foreign currency translation differences			162,706	(4,434)
Gains or losses on valuation of derivatives	21		(14)	(57)

Other comprehensive income (loss), net of tax			341,072	(272,383)

Total comprehensive income		~~W~~	1,479,851	162,275
Profit attributable to:
Owners of the controlling company		~~W~~	1,024,736	395,393
Non-controlling interests			114,043	39,265

Profit		~~W~~	1,138,779	434,658

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	1,350,510	129,987
Non-controlling interests			129,341	32,288

Total comprehensive income		~~W~~	1,479,851	162,275

Basic and diluted earnings per share (in Won)	33		13,477	4,915

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2021 and 2020

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal		Total
Balance as of January 1, 2020	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707
Comprehensive income:
Profit		—	—	—	—	—	395,393	395,393	39,265	434,658
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(4,084)	(4,084)	234	(3,850)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(67,770)	—	—	(67,770)	6,564	(61,206)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(201,529)	—	(1,307)	(202,836)	—	(202,836)
Foreign currency translation differences, net of tax		—	—	—	9,338	—	—	9,338	(13,772)	(4,434)
Gains or losses on valuation of derivatives, net of tax		—	—	—	(54)	—	—	(54)	(3)	(57)

Total comprehensive income		—	—	—	(260,015)	—	390,002	129,987	32,288	162,275

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(59,655)	(380,117)
Changes in ownership interest in subsidiaries		—	(2,792)	—	—	—	—	(2,792)	125,410	122,618
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(2,294)	(2,294)	(1,838)	(4,132)
Others		—	(39)	—	—	—	(8,051)	(8,090)	5,707	(2,383)

Total transactions with owners of the controlling company		—	(36,412)	—	—	—	(330,807)	(367,219)	(175,376)	(542,595)

Balance as of March 31, 2020	~~W~~	482,403	1,339,839	199,384	(1,417,995)	(1,508,303)	45,139,312	44,234,640	3,179,747	47,414,387

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2021 and 2020

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal		Total
Balance as of January 1, 2021	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592
Comprehensive income:
Profit		—	—	—	—	—	1,024,736	1,024,736	114,043	1,138,779
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(254)	(254)	(1,471)	(1,725)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	90,686	—	—	90,686	(2,587)	88,099
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	94,108	—	(2,102)	92,006	—	92,006
Foreign currency translation differences, net of tax		—	—	—	143,370	—	—	143,370	19,336	162,706
Gains or losses on valuation of derivatives, net of tax		—	—	—	(34)	—	—	(34)	20	(14)

Total comprehensive income		—	—	—	328,130	—	1,022,380	1,350,510	129,341	1,479,851

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)	(57,375)	(399,940)
Changes in ownership interest in subsidiaries		—	52,182	—	—	—	—	52,182	539,053	591,235
Interest of hybrid bonds		—	—	—	—	—	(2,268)	(2,268)	(1,799)	(4,067)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)	—	(116,771)
Others		—	(5,691)	—	—	—	(4,594)	(10,285)	856	(9,429)

Total transactions with owners of the controlling company		—	46,491	—	—	(116,771)	(349,427)	(419,707)	480,735	61,028

Balance as of March 31, 2021	~~W~~	482,403	1,357,038	199,384	(1,052,788)	(2,508,294)	46,784,410	45,262,153	3,953,318	49,215,471

See accompanying notes to the condensed consolidated interim financial statement

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2021 and 2020

(Unaudited)

(in millions of Won)	Notes	March 31, 2021		March 31, 2020
Cash flows from operating activities
Profit		~~W~~	1,138,779	434,658
Adjustments for:
Depreciation			788,318	770,170
Amortization			110,780	114,287
Finance income			(517,135)	(914,256)
Finance costs			601,541	993,094
Income tax expense			420,780	225,745
Impairment loss on property, plant and equipment			16,892	78
Gain on disposal of property, plant and equipment			(3,323)	(4,835)
Loss on disposal of property, plant and equipment			18,657	40,671
Impairment loss on other intangible assets			7,183	423
Gain on disposal of investments in subsidiaries, associates and joint ventures			(3,842)	(3,969)
Loss on disposal of investments in subsidiaries, associates and joint ventures			1,104	4,952
Share of profit of equity-accounted investees			(78,000)	(31,664)
Expenses related to post-employment benefit			62,493	62,608
Impairment loss on trade and other receivables			451	11,184
Loss on valuation of inventories			26,977	97,504
Increase to provisions			(2,502)	17,009
Others, net			(23,156)	5,243

			1,427,218	1,388,244

Changes in operating assets and liabilities	36		(1,883,160)	123,104
Interest received			51,813	73,960
Interest paid			(119,697)	(139,460)
Dividends received			90,685	35,927
Income taxes paid			(134,770)	(191,110)

Net cash provided by operating activities		~~W~~	570,868	1,725,323

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2021 and 2020

(Unaudited)

(in millions of Won)	Notes	March 31, 2021		March 31, 2020
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(10,444,413)	(9,143,509)
Proceeds from disposal of short-term financial instruments			8,993,223	7,807,693
Increase in loans			(160,590)	(401,063)
Collection of loans			235,136	479,949
Acquisitions of securities			(90,882)	(199,977)
Proceeds from disposal of securities			170,646	211,015
Acquisitions of investment in associates and joint ventures			(26,897)	(54,564)
Proceeds from disposal of investment in associates and joint ventures			4,421	3,347
Acquisitions of investment property			—	(3,115)
Acquisitions of property, plant and equipment			(537,878)	(937,795)
Proceeds from disposal of property, plant and equipment			(3,940)	17,837
Acquisitions of intangible assets			(43,161)	(109,420)
Proceeds from disposal of intangible assets			3,357	10,463
Proceeds from disposal of assets held for sale			29	590
Collection of lease receivables			16,202	14,990
Others, net			528	(503)

Net cash used in investing activities			(1,884,219)	(2,304,062)

Cash flows from financing activities
Proceeds from borrowings			559,981	1,822,765
Repayment of borrowings			(488,762)	(383,099)
Proceeds from short-term borrowings, net			574,287	877,646
Capital contribution from non-controlling interests			597,356	125,410
Payment of cash dividends			(1,567)	(1,363)
Acquisition of treasury shares			(116,771)	—
Payment of interest of hybrid bonds			(4,087)	(4,132)
Repayment of lease liabilities			(63,340)	(46,443)
Repayment of redeemable convertible preferred shares			—	(278,581)
Others, net			(5,067)	123

Net cash provided by financing activities			1,052,030	2,112,326

Effect of exchange rate fluctuation on cash held			52,815	32,737

Net increase(decrease) in cash and cash equivalents			(208,506)	1,566,324
Cash and cash equivalents at beginning of the period	8		4,755,578	3,515,246

Cash and cash equivalents at end of the period	8	~~W~~	4,547,072	5,081,570

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2021

(Unaudited)

1. General Information

General information about POSCO, its 34 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 132 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 131 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.

As of March 31, 2021, the shares of the POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries acquired or newly established during the three-month period ended March 31, 2021, were as follows:

Company	Date of inclusion	Ownership (%)	Reason
Poland Legnica Sourcing Center Sp. z o.o	February 2021	100.00	New establishment

(c)	Subsidiaries for which the Company has lost control during the three-month period ended March 31, 2021, are as follows:

Company	Date of exclusion	Reason
POSCO E&C Mongolia	January 2021	Liquidation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2020. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

• Level 1	-	unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2	-	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

• Level 3	-	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2020. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2021.

(a) K-IFRS No. 1116 “Lease”- COVID-19 Related Rent Concessions

The amendment introduces an optional practical expedient that simplifies how a lessee accounts for rent concessions that are a direct consequence of COVID-19. A lessee that applies the practical expedient is not required to assess whether eligible rent concessions are lease modifications. The Company is required to disclose the amount recognized in profit or loss for the reporting period arising from application of the practical expedient. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b) K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments : Recognition and Measurement” , K-IFRS No. 1107 “Financial Instruments : Disclosures” , K-IFRS No. 1104 “Insurance Contracts” , K-IFRS No. 1116 “Lease” – Interest Rate Benchmark Reform

Market-wide interest rate benchmark reform requires disclosure of exceptions to practical expedients and discontinuation of hedge accounting in accordance with K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments : Recognition and Measurement” , K-IFRS No. 1107 “Financial Instruments : Disclosures” , K-IFRS No. 1104 “Insurance Contracts” , K-IFRS No. 1116 “Lease”. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Trade accounts and notes receivable	~~W~~	8,334,832	7,471,916
Finance lease receivables		42,180	41,841
Due from customers for contract work		919,346	948,879
Less: Allowance for doubtful accounts		(342,601)	(342,017)

	~~W~~	8,953,757	8,120,619

Non-current
Trade accounts and notes receivable	~~W~~	120,830	131,010
Finance lease receivables		—	46
Less: Allowance for doubtful accounts		(44,639)	(44,633)

	~~W~~	76,191	86,423

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of March 31, 2021, and December 31, 2020, the carrying amounts of such secured borrowings are ~~W~~ 231,407 million and ~~W~~ 328,807 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

5. Other Receivables

Other receivables as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Loans	~~W~~	256,651	258,735
Other accounts receivable		1,019,123	835,791
Accrued income		374,600	298,157
Deposits		75,539	82,884
Others		14,380	18,015
Lease receivables		65,747	68,198
Less: Allowance for doubtful accounts		(69,048)	(67,541)

	~~W~~	1,736,992	1,494,239

Non-current
Loans	~~W~~	805,557	798,287
Other accounts receivable		192,379	197,304
Accrued income		68,551	86,920
Deposits		307,795	284,588
Lease receivables		123,905	128,366
Less: Allowance for doubtful accounts		(311,470)	(299,503)

	~~W~~	1,186,717	1,195,962

6. Other Financial Assets

Other financial assets as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Derivatives assets	~~W~~	107,849	99,324
Debt securities		84,026	154,154
Deposit instruments(*1,2)		3,945,376	2,322,327
Short-term financial instruments(*2)		8,992,550	9,133,404

	~~W~~	13,129,801	11,709,209

Non-current
Derivatives assets	~~W~~	42,921	18,551
Equity securities(*3)		1,229,005	1,120,968
Debt securities		18,701	20,260
Other securities(*3)		385,130	364,404
Deposit instruments(*2)		35,025	37,624

	~~W~~	1,710,782	1,561,807

(*1)	As of March 31, 2021 and December 31, 2020, ~~W~~5,967 million and ~~W~~4,881 million, respectively, are restricted in use for government project.
(*2)	As of March 31, 2021 and December 31, 2020, financial instruments amounting to ~~W~~101,122 million and ~~W~~46,855 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*3)

As of March 31, 2021 and December 31, 2020, ~~W~~138,263 million and ~~W~~113,674 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

7. Inventories

Inventories as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Finished goods	~~W~~	1,463,696	1,285,552
Merchandise		753,944	751,245
Semi-finished goods		1,833,102	1,626,855
Raw materials		2,459,076	1,980,518
Fuel and materials		847,433	876,593
Construction inventories		859,837	936,813
Materials-in-transit		2,080,200	1,664,770
Others		65,852	61,086

		10,363,140	9,183,432

Less: Allowance for inventories valuation		(109,793)	(131,642)

	~~W~~	10,253,347	9,051,790

The amounts of loss on valuation of inventories recognized in cost of sales during the three-month period ended March 31, 2021 and the year ended December 31, 2020 were ~~W~~26,977 million and ~~W~~54,014 million, respectively.

8. Assets Held for Sale

Details of assets held for sale as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021				December 31, 2020
	The controlling company(*1)		Subsidiaries	Total	The controlling company(*1)	Subsidiaries	Total
Asset
Cash and cash equivalents(*2)	~~W~~	—	934	934	—	934	934
Other financial assets		—	273	273	—	273	273
Property, plant and equipment		36,308	—	36,308	32,244	40	32,284
Intangible Assets		9,841	—	9,841	—	—	—
Others		—	718	718	—	719	719

	~~W~~	46,149	1,925	48,074	32,244	1,966	34,210

Liability
Others	~~W~~	—	7	7	—	25	25

(*1)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM plants, and classified the assets as held for sale. During the year ended December 31, 2020 the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less cost to sell and the carrying amount of the assets.

(*2)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021						December 31, 2020
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources
Private Equity Fund	178,691,901,565	36.34	~~W~~	178,787	~~W~~	175,604	175,939
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00		179,410		140,934	145,092
SNNC	18,130,000	49.00		90,650		162,325	160,332
QSONE Co.,Ltd.	200,000	50.00		84,395		85,169	86,004
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		24,519	23,913
Western Inland highway CO.,LTD.	9,533,364	29.40		47,667		44,866	45,070
Nextrain Co., Ltd.(*1)	9,904,000	20.01		49,520		47,442	47,364
Metropolitan Outer Ring Expressway co., ltd.(*1)	3,545,306	21.46		17,727		16,979	13,721
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		16,353	17,137
Daesung Steel(*2)	108,038	17.54		14,000		17,333	16,990
PCC Amberstone Private Equity Fund 1(*2)	8,570,603,277	8.80		8,453		9,172	9,230
Others (59 companies)(*1)						91,047	103,472

						831,743	844,264

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		214,778	199,342
AES-VCM Mong Duong Power
Company Limited(*1)	—	30.00		164,303		174,705	158,777
9404-5515 Quebec Inc.(*2)	114,452,000	10.40		124,341		130,784	123,296
Eureka Moly LLC	—	20.00		240,123		45,340	43,520
AMCI (WA) PTY LTD	49	49.00		209,664		72,858	71,732
NCR LLC	—	22.10		62,116		56,396	46,608
KOREA LNG LTD.	2,400	20.00		135,205		25,293	42,229
Nickel Mining Company SAS	3,234,698	49.00		157,585		46,821	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,743	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate
Industrial Co., Ltd	10,200,000	34.00		9,517		15,900	15,181
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		14,041	12,716
PT. Batutua Tembaga Raya	128,285	22.00		21,824		126	15
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,701	7,110
Others (25 companies)(*1)						113,446	105,006

						940,932	888,569

					~~W~~	1,772,675	1,732,833

(*1)

As of March 31, 2021 and December 31, 2020, investments in associates amounting to ~~W~~430,113 million and ~~W~~410,573 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of March 31, 2021, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(b) Details of investments in joint ventures as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021						December 31, 2020
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	157,825	153,457
Others (6 companies)						9,746	14,014

						167,571	167,471

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,377,846	1,418,056
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		368,512	353,725
KOBRASCO	2,010,719,185	50.00		32,950		56,443	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		95,264	91,270
DMSA/AMSA(*1,2)	—	4.27		406,556		29,721	31,104
CSP - Compania Siderurgica do Pecem	1,581,419,343	20.00		676,060		—	—
Others (10 companies)						28,645	27,390

						1,956,431	1,975,945

					~~W~~	2,124,002	2,143,416

(*1)	As of March 31, 2021 and December 31, 2020, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)

All of the shareholders of the joint venture entered into financial support agreement with lenders on behalf of the joint venture to extend the maturity of the loans granted to the joint venture by the lenders. However, the Company believes the shareholders’ financial support agreement is invalid and is currently in arbitration process for annulment. The Company’s obligation to provide financial support is currently on hold and may change depending on the result of the arbitration.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

1)	For the three-month period ended March 31, 2021

(in millions of Won)
Company	December 31, 2020 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	March 31, 2021 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources
Private Equity Fund	~~W~~	175,939	—	—	(335)	—	175,604
Samcheok Blue Power Co.,Ltd.		145,092	—	—	(1,536)	(2,622)	140,934
SNNC		160,332	—	(1,469)	3,462	—	162,325
QSONE Co.,Ltd.		86,004	—	(1,140)	305	—	85,169
Chun-cheon Energy Co., Ltd		23,913	—	—	790	(184)	24,519
Western Inland highway CO.,LTD.		45,070	—	—	(243)	39	44,866
Nextrain Co., Ltd.		47,364	—	—	(53)	131	47,442
Metropolitan Outer Ring Expressway co., ltd.		13,721	3,616	—	(358)	—	16,979
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		17,137	—	—	(784)	—	16,353
Daesung Steel		16,990	—	—	343	—	17,333
PCC Amberstone Private Equity Fund 1		9,230	—	(171)	200	(87)	9,172
POSCO MITSUBISHI CARBON TECHNOLOGY		153,457	—	—	4,368	—	157,825
Others (65 companies)		117,486	4,105	(327)	—	(20,471)	100,793

		1,011,735	7,721	(3,107)	6,159	(23,194)	999,314

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		199,342	—	(5,656)	12,548	8,544	214,778
AES-VCM Mong Duong Power Company Limited		158,777	—	—	9,253	6,675	174,705
9404-5515 Quebec Inc.		123,296	—	(3,798)	6,001	5,285	130,784
Eureka Moly LLC		43,520	—	—	—	1,820	45,340
AMCI (WA) PTY LTD		71,732	—	—	(998)	2,124	72,858
NCR LLC		46,608	8,176	—	(303)	1,915	56,396
KOREA LNG LTD.		42,229	—	(1,713)	1,719	(16,942)	25,293
Nickel Mining Company SAS		40,890	—	—	6,300	(369)	46,821
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,147	—	—	(117)	713	22,743
Zhongyue POSCO (Qinhuangdao) Tinplate
Industrial Co., Ltd		15,181	—	—	138	581	15,900
PT. Wampu Electric Power		12,716	—	—	400	925	14,041
PT. Batutua Tembaga Raya		15	—	—	(21)	132	126
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,110	—	—	220	371	7,701
Roy Hill Holdings Pty Ltd		1,418,056	—	(145,095)	51,246	53,639	1,377,846
POSCO-NPS Niobium LLC		353,725	—	(6,640)	6,539	14,888	368,512
KOBRASCO		54,400	—	—	5,663	(3,620)	56,443
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		91,270	—	—	1,235	2,759	95,264
DMSA/AMSA		31,104	—	—	(6,180)	4,797	29,721
CSP—Compania Siderurgica do Pecem		—	19,176	—	(27,815)	8,639	—
Others (36 companies)		132,396	—	(223)	6,013	3,905	142,091

		2,864,514	27,352	(163,125)	71,841	96,781	2,897,363

	~~W~~	3,876,249	35,073	(166,232)	78,000	73,587	3,896,677

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

2)	For the year ended December 31, 2020

(in millions of Won)
Company	December 31, 2019 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2020 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources
Private Equity Fund	~~W~~	175,907	—	—	34	(2)	175,939
Samcheok Blue Power Co.,Ltd.		161,280	—	—	(5,262)	(10,926)	145,092
SNNC		142,602	—	(2,901)	18,701	1,930	160,332
QSONE Co.,Ltd.		85,887	—	(1,140)	1,257	—	86,004
Chun-cheon Energy Co., Ltd		56,679	—	—	(33,173)	407	23,913
Western Inland highway CO.,LTD.		5,115	42,246	—	(2,294)	3	45,070
Nextrain Co., Ltd.		41,447	7,910	—	(2,786)	793	47,364
Metropolitan Outer Ring Expressway co., ltd.		8,343	5,573	—	(195)	—	13,721
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		17,824	—	—	(687)	—	17,137
Daesung Steel		15,375	—	—	(514)	2,129	16,990
PCC Amberstone Private Equity Fund 1		9,570	—	(715)	589	(214)	9,230
POSCO MITSUBISHI CARBON TECHNOLOGY		182,648	—	(19,401)	(9,794)	4	153,457
Others (65 companies)		135,890	22,145	(1,328)	(28,128)	(11,093)	117,486

		1,038,567	77,874	(25,485)	(62,252)	(16,969)	1,011,735

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		225,933	—	(56,760)	45,941	(15,772)	199,342
AES-VCM Mong Duong Power Company Limited		178,892	—	(16,053)	37,092	(41,154)	158,777
9404-5515 Quebec Inc.		131,529	—	(11,672)	10,963	(7,524)	123,296
Eureka Moly LLC		85,349	—	—	(39,801)	(2,028)	43,520
AMCI (WA) PTY LTD		72,937	—	—	(6,561)	5,356	71,732
NCR LLC		46,391	4,196	—	(1,452)	(2,527)	46,608
KOREA LNG LTD.		46,557	—	(7,755)	7,681	(4,254)	42,229
Nickel Mining Company SAS		37,940	—	—	1,473	1,477	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,356	—	—	(384)	175	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate
Industrial Co., Ltd		15,128	—	—	(80)	133	15,181
PT. Wampu Electric Power		13,363	—	(559)	1,411	(1,499)	12,716
PT. Batutua Tembaga Raya		14,717	—	—	(14,883)	181	15
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,755	—	—	279	76	7,110
Roy Hill Holdings Pty Ltd		1,235,682	—	(113,985)	234,693	61,666	1,418,056
POSCO-NPS Niobium LLC		376,410	—	(11,244)	11,449	(22,890)	353,725
KOBRASCO		115,641	—	(37,922)	8,443	(31,762)	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,935	—	—	1,790	545	91,270
DMSA/AMSA		12,189	60,278	—	(33,305)	(8,058)	31,104
CSP—Compania Siderurgica do Pecem		—	62,711	—	(60,708)	(2,003)	—
Others (36 companies)		162,484	—	(12,114)	(8,492)	(9,482)	132,396

		2,889,188	127,185	(268,064)	195,549	(79,344)	2,864,514

	~~W~~	3,927,755	205,059	(293,549)	133,297	(96,313)	3,876,249

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows:

1)	March 31, 2021

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	472,464	548	471,916	—	(924)
Samcheok Blue Power Co.,Ltd.		1,312,044	851,879	460,165	—	(1,196)
SNNC		594,468	232,830	361,638	160,075	11,038
QSONE Co.,Ltd.		251,407	81,069	170,338	4,070	611
Chun-cheon Energy Co., Ltd		618,093	524,179	93,914	76,384	1,063
Western Inland highway CO.,LTD.		164,586	6,618	157,968	—	(459)
Nextrain Co., Ltd.		315,804	73,232	242,572	—	(549)
Metropolitan Outer Ring Expressway co., ltd.		114,467	34,365	80,102	—	(221)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		54,408	29,340	25,068	—	(2,653)
Daesung Steel		170,068	102,640	67,428	22,614	1,951
PCC Amberstone Private Equity Fund 1		104,936	670	104,266	3,200	2,269
POSCO MITSUBISHI CARBON TECHNOLOGY		455,880	192,050	263,830	35,151	8,052
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,560,514	702,784	857,730	109,335	50,111
AES-VCM Mong Duong Power Company Limited		1,742,931	1,177,182	565,749	101,645	30,842
9404-5515 Quebec Inc.		1,271,926	2,228	1,269,698	—	57,698
KOREA LNG LTD.		126,773	307	126,466	9,128	8,596
Nickel Mining Company SAS		449,973	312,686	137,287	54,199	2,024
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		95,593	38,915	56,678	2,482	(291)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		77,940	25,589	52,351	29,069	406
PT. Wampu Electric Power		202,071	134,910	67,161	4,715	2,002
PT. Batutua Tembaga Raya		406,282	404,091	2,191	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		71,159	40,273	30,886	23,397	749
Roy Hill Holdings Pty Ltd		9,555,573	2,856,625	6,698,948	1,219,082	522,547
POSCO-NPS Niobium LLC		736,821	—	736,821	—	10,861
KOBRASCO		120,970	8,084	112,886	19,699	11,326
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		839,252	485,063	354,189	464,171	4,940
DMSA/AMSA		5,151,259	2,582,834	2,568,425	2,457	(168,759)
CSP-Compania Siderurgica do Pecem		3,168,026	3,687,716	(519,690)	518,256	191,309

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

2)	December 31, 2020

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	473,415	575	472,840	—	8,534
Samcheok Blue Power Co.,Ltd.		1,169,343	700,266	469,077	—	(5,994)
SNNC		592,568	238,971	353,597	698,712	39,826
QSONE Co.,Ltd.		251,190	79,182	172,008	17,075	2,513
Chun-cheon Energy Co., Ltd		609,815	516,963	92,852	222,066	(24,617)
Western Inland highway CO.,LTD.		158,679	2,534	156,145	—	(1,714)
Nextrain Co., Ltd.		303,359	74,738	228,621	—	(2,636)
Metropolitan Outer Ring Expressway co., ltd.		98,510	34,360	64,150	—	(920)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		54,832	27,111	27,721	6,672	(2,326)
Daesung Steel		172,088	106,611	65,477	85,158	(2,930)
PCC Amberstone Private Equity Fund 1		104,933	5	104,928	12,280	6,694
POSCO MITSUBISHI CARBON TECHNOLOGY		446,067	190,289	255,778	112,173	(15,603)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,515,828	719,745	796,083	458,806	183,465
AES-VCM Mong Duong Power Company Limited		1,599,095	1,086,440	512,655	336,174	121,644
9404-5515 Quebec Inc.		1,197,702	3	1,197,699	—	105,411
KOREA LNG LTD.		211,497	353	211,144	40,086	38,370
Nickel Mining Company SAS		445,140	308,885	136,255	223,427	(8,353)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		72,001	16,812	55,189	3,236	(1,086)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		71,805	21,486	50,319	104,537	(237)
PT. Wampu Electric Power		199,841	139,264	60,577	20,272	7,057
PT. Batutua Tembaga Raya		389,973	387,870	2,103	36,587	(29,714)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		68,036	38,843	29,193	78,954	1,156
Roy Hill Holdings Pty Ltd		9,271,788	2,161,353	7,110,435	5,993,950	2,299,529
POSCO-NPS Niobium LLC		707,247	—	707,247	—	25,406
KOBRASCO		118,676	9,875	108,801	32,854	16,887
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		873,174	534,961	338,213	1,252,189	7,856
DMSA/AMSA		4,924,371	2,294,881	2,629,490	204,820	(772,396)
CSP-Compania Siderurgica do Pecem		3,142,831	3,657,314	(514,483)	1,402,742	(623,381)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of March 31, 2021 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine	Mine development	20.00	Canada
Arctos Anthracite Coal Project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project(private-participation)	Construction	19.92	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

11. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	279,397	(1)	—	(4,280)	275,116
Buildings		559,584	—	(5,285)	10,181	564,480
Structures		1,199	—	(150)	(72)	977
Right-of-use assets		154,601	—	(1,103)	4,334	157,832

	~~W~~	994,781	(1)	(6,538)	10,163	998,405

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference, and others.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	278,465	2,814	(183)	—	(1,699)	279,397
Buildings		598,159	385	—	(9,681)	(29,279)	559,584
Structures		1,178	—	—	(610)	631	1,199
Right-of-use assets		425	—	(56)	(3,206)	157,438	154,601

	~~W~~	878,227	3,199	(239)	(13,497)	127,091	994,781

(*1)	Includes reversal of impairment loss on investment property recognized by POSCO(Dalian) IT Center Development Co., Ltd., a subsidiary, in relation to its office lease amounting to ~~W~~14,953 million.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

1)	For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,590,087	159	(15)	—	—	13,241	2,603,472
Buildings		4,161,400	2,015	(1,974)	(79,670)	(595)	66,175	4,147,351
Structures		3,025,226	2,753	(149)	(57,877)	(4)	25,603	2,995,552
Machinery and equipment		16,857,307	20,887	(3,541)	(570,615)	(16,293)	272,587	16,560,332
Vehicles		37,156	2,810	(328)	(3,684)	—	398	36,352
Tools		60,301	2,216	(54)	(7,428)	—	10,428	65,463
Furniture and fixtures		127,459	4,414	(368)	(15,479)	—	16,101	132,127
Lease assets		773,700	154,530	(3,803)	(44,777)	—	9,653	889,303
Bearer plants		149,965	—	(17)	(2,250)	—	10,947	158,645
Construction-in-progress		1,617,540	476,451	(4,407)	—	—	(206,590)	1,882,994

	~~W~~	29,400,141	666,235	(14,656)	(781,780)	(16,892)	218,543	29,471,591

(*1)	During the three-month period ended March 31, 2021, the Company recognized impairment losses on individual assets that were shut down due to the fire or other loss.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,526,059	29,639	(2,633)	—	3,490	33,532	2,590,087
Buildings		4,215,454	13,825	(6,296)	(319,774)	(3,778)	261,969	4,161,400
Structures		2,904,506	85,958	(6,661)	(231,737)	(883)	274,043	3,025,226
Machinery and equipment		17,218,264	138,533	(27,966)	(2,298,951)	(8,080)	1,835,507	16,857,307
Vehicles		32,285	6,475	(546)	(14,599)	—	13,541	37,156
Tools		70,751	20,230	(211)	(38,838)	—	8,369	60,301
Furniture and fixtures		130,132	23,352	(2,908)	(43,832)	(519)	21,234	127,459
Lease assets		774,582	204,699	(9,300)	(172,029)	—	(24,252)	773,700
Bearer plants		124,193	118	(155)	(7,971)	—	33,780	149,965
Construction-in-progress		1,929,747	2,835,921	(7,001)	—	(17,270)	(3,123,857)	1,617,540

	~~W~~	29,925,973	3,358,750	(63,677)	(3,127,731)	(27,040)	(666,134)	29,400,141

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(b)

Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

1)	For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	371,719	5,330	(3,479)	10,408	383,978
Buildings and structures		171,760	15,477	(18,368)	(1,733)	167,136
Machinery and equipment		239,181	2,187	(9,953)	3,451	234,866
Vehicles		11,456	4,340	(2,177)	(1,347)	12,272
Ships		106,555	126,361	(4,255)	—	228,661
Others		27,630	835	(7,648)	(595)	20,222

	~~W~~	928,301	154,530	(45,880)	10,184	1,047,135

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	341,767	18,962	(16,397)	27,387	371,719
Buildings and structures		171,112	47,374	(57,593)	10,867	171,760
Machinery and equipment		215,828	86,373	(38,909)	(24,111)	239,181
Vehicles		14,105	6,186	(9,486)	651	11,456
Ships		24,082	111,537	(29,064)	—	106,555
Others		8,113	45,803	(23,786)	(2,500)	27,630

	~~W~~	775,007	316,235	(175,235)	12,294	928,301

(c)	The amounts recognized in profit or loss related to leases for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Interest on lease liabilities	~~W~~	8,954	9,008
Expenses relating to short-term leases		5,294	5,004
Expenses relating to leases of low-value assets		3,827	4,330

	~~W~~	18,075	18,342

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

(a) For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	903,893	—	—	—	—	1,242	905,135
Intellectual property rights		2,170,738	38,260	(279)	(64,819)	—	17,065	2,160,965
Membership(*1)		138,703	28	(59)	(36)	(3)	212	138,845
Development expense		227,111	245	—	(20,331)	—	(31,547)	175,478
Port facilities usage rights		236,272	—	—	(5,230)	—	154	231,196
Exploratation and evaluation assets		57,140	1,124	—	(4)	—	805	59,065
Customer relationships		330,247	—	—	(11,120)	—	(8)	319,119
Other intangible assets		385,328	8,273	(5,388)	(9,240)	(7,180)	(12,924)	358,869

	~~W~~	4,449,432	47,930	(5,726)	(110,780)	(7,183)	(25,001)	4,348,672

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,097,809	—	—	—	(189,379)	(4,537)	903,893
Intellectual property rights		2,279,210	136,195	(3,617)	(282,594)	(7,727)	49,271	2,170,738
Membership(*1)		148,078	3,416	(12,340)	(107)	244	(588)	138,703
Development expense		94,339	1,315	(16)	(56,329)	(206)	188,008	227,111
Port facilities usage rights		281,398	—	—	(44,893)	—	(233)	236,272
Exploratation and evaluation assets		77,271	14,886	—	—	—	(35,017)	57,140
Customer relationships		374,875	—	—	(44,478)	—	(150)	330,247
Other intangible assets		555,493	159,590	(61,692)	(37,157)	—	(230,906)	385,328

	~~W~~	4,908,473	315,402	(77,665)	(465,558)	(197,068)	(34,152)	4,449,432

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

14. Other Assets

Other assets as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Advance payments	~~W~~	385,233	348,753
Prepaid expenses		270,406	181,985
Firm commitment asset		26,745	23,506
Others		58,309	62,379

	~~W~~	740,693	616,623

Non-current
Long-term advance payments	~~W~~	22,084	21,587
Long-term prepaid expenses		90,535	92,774
Others(*1)		150,495	155,699

	~~W~~	263,114	270,060

(*1)

As of March 31, 2021 and December 31, 2020, the Company recognized tax assets amounting to ~~W~~94,086 million and ~~W~~121,225 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Interest rate (% )	March 31, 2021		December 31, 2020
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.52 ~ 4.71	~~W~~	161,833	146,762
Short-term borrowings	HSBC and others	0.17 ~ 9.00		5,791,907	5,047,633

				5,953,740	5,194,395

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.19 ~ 8.50		861,894	1,067,338
Current portion of debentures	The Goldman Sachs Group, Inc. and others	1.73 ~ 5.25		2,384,250	2,417,339
Less: Current portion of discount on debentures issued				(965)	(1,543)

				3,245,179	3,483,134

			~~W~~	9,198,919	8,677,529

(b)	Long-term borrowings, excluding current portion and others as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	March 31, 2021		December 31, 2020
Long-term borrowings	Export-Import Bank of Korea and others	0.45 ~ 4.50	~~W~~	3,611,478	3,366,400
Less: Present value discount				(15,586)	(16,058)
Bonds	KB Securities co., Ltd. and others	0.17 ~ 4.00		8,864,375	8,505,485
Less: Discount on debentures issued				(34,496)	(35,749)

			~~W~~	12,425,771	11,820,078

(c)	Assets pledged as collateral in regards to the borrowings as of March 31, 2021 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Shinhan Bank and others	~~W~~	23,255	23,501
Property, plant and equipment	Korea Development Bank
and Investment property	and others		4,491,779	4,922,751
Trade accounts and notes receivable	Korea Development Bank and others		277,074	273,545
Inventories	Export-Import Bank of Korea and others		92,527	12,650
Financial instruments	KB Kookmin Bank and others		25,716	25,716

		~~W~~	4,910,351	5,258,163

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

16. Other Payables

Other payables as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Accounts payable	~~W~~	912,748	800,439
Accrued expenses		683,265	697,087
Dividend payable		401,055	2,703
Lease liabilities		228,123	244,548
Withholdings		107,119	100,489

	~~W~~	2,332,310	1,845,266

Non-current
Accounts payable	~~W~~	13,006	5,572
Accrued expenses		4,874	4,953
Lease liabilities		626,114	495,127
Long-term withholdings		54,129	53,272

	~~W~~	698,123	558,924

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Derivative liabilities	~~W~~	87,242	82,859
Financial guarantee liabilities		60,269	58,545

	~~W~~	147,511	141,404

Non-current
Derivative liabilities	~~W~~	47,051	129,505
Financial guarantee liabilities		4,722	4,083

	~~W~~	51,773	133,588

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

18. Provisions

(a)	Provisions as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	42,887	47,335	73,441	48,510
Provision for construction warranties		11,334	216,076	9,662	217,435
Provision for legal contingencies and claims(*1)		19,688	69,677	24,275	63,175
Provision for the restoration(*2)		4,626	129,839	5,307	134,438
Others(*3,*4)		278,121	88,360	330,588	59,411

	~~W~~	356,656	551,287	443,273	522,969

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~65,451 million and ~~W~~59,211 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of March 31, 2021 and December 31, 2020, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~16,225 million as provisions for restoration as of March 31, 2021. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials presently available to recover the land. In addition, the Company has applied a discount rate of 1.26~1.59% to measure present value of these costs.

(*3)

As of March 31, 2021 and December 31, 2020, POSCO ENERGY CO., LTD., and Korea Fuel Cell recognized ~~W~~79,737 million and ~~W~~80,842 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)	The Company has recognized emission liabilities of ~~W~~ 86,039 million for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of March 31, 2021.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(b)	Changes in provisions for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

1)	For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	121,951	22,045	(51,233)	(1,517)	(1,024)	90,222
Provision for construction warranties		227,097	5,288	(4,846)	(949)	820	227,410
Provision for legal contingencies and claims		87,450	7,080	(6,086)	(385)	1,306	89,365
Provision for the restoration		139,745	1,220	(1,689)	(10,146)	5,335	134,465
Others		389,999	70,443	(44,133)	(50,034)	206	366,481

	~~W~~	966,242	106,076	(107,987)	(63,031)	6,643	907,943

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	123,669	106,855	(109,835)	(6,334)	7,596	121,951
Provision for construction warranties		170,428	86,691	(23,916)	(5,311)	(795)	227,097
Provision for legal contingencies and claims		84,484	30,894	(16,444)	(9,087)	(2,397)	87,450
Provision for the restoration		87,303	67,501	(6,525)	(15,811)	7,277	139,745
Others		352,765	349,639	(142,440)	(133,294)	(36,671)	389,999

	~~W~~	818,649	641,580	(299,160)	(169,837)	(24,990)	966,242

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	12,181	13,202

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Present value of funded obligations	~~W~~	2,421,290	2,439,938
Fair value of plan assets(*1)		(2,336,282)	(2,397,717)
Present value of non-funded obligations		14,964	13,415

Net defined benefit liabilities	~~W~~	99,972	55,636

(*1)

As of March 31, 2021 and December 31, 2020, the Company recognized net defined benefit assets amounting to ~~W~~71,346 million and ~~W~~86,149 million respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Defined benefit obligation at the beginning of period	~~W~~	2,453,353	2,431,880
Current service costs		62,339	245,047
Interest costs		12,593	47,485
Remeasurements		1,630	(52,732)
Benefits paid		(95,599)	(225,293)
Others		1,938	6,966

Defined benefit obligation at the end of period	~~W~~	2,436,254	2,453,353

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Fair value of plan assets at the beginning of period	~~W~~	2,397,717	2,255,149
Interest on plan assets		12,439	44,208
Remeasurement of plan assets		(1,474)	(600)
Contributions to plan assets		151	307,367
Benefits paid		(72,429)	(213,246)
Others		(122)	4,839

Fair value of plan assets at the end of period	~~W~~	2,336,282	2,397,717

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Current service costs	~~W~~	62,339	61,309
Net interest costs		154	1,299

	~~W~~	62,493	62,608

20. Other Liabilities

Other liabilities as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Due to customers for contract work	~~W~~	926,056	807,465
Advances received		451,634	416,960
Unearned revenue		41,345	24,433
Withholdings		394,539	332,327
Firm commitment liability		36,927	35,993
Others		8,451	8,304

	~~W~~	1,858,952	1,625,482

Non-current
Unearned revenue	~~W~~	23,997	17,953
Others		19,778	19,067

	~~W~~	43,775	37,020

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2021 and December 31, 2020 are as follows:

①	March 31, 2021

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	114,889	—	114,889	—	114,889
Short-term financial instruments		8,992,550	—	8,992,550	—	8,992,550
Debt securities		20,856	—	—	20,856	20,856
Other securities		385,130	39,052	2,348	343,730	385,130
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		35,881	—	35,881	—	35,881
Fair value through other comprehensive income
Equity securities		1,229,005	1,085,371	—	143,634	1,229,005
Debt securities		726	—	—	726	726
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		4,546,138	—	—	—	—
Trade accounts and notes receivable		8,181,380	—	—	—	—
Other receivables		2,489,835	—	—	—	—
Debt securities		81,146	—	—	—	—
Deposit instruments		3,980,401	—	—	—	—

	~~W~~	30,059,937	1,124,423	9,145,668	510,946	10,781,037

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	101,114	—	101,114	—	101,114
Derivative hedging instruments(*2)		33,179	—	33,179	—	33,179
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,821,959	—	—	—	—
Borrowings		21,624,690	—	22,003,462	—	22,003,462
Financial guarantee liabilities		64,991	—	—	—	—
Others		2,945,773	—	—	—	—

	~~W~~	28,591,706	—	22,137,755	—	22,137,755

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

②	December 31, 2020

(in millions of Won)	Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	79,995	—	79,995	—	79,995
Short-term financial instruments		9,133,404	—	9,133,404	—	9,133,404
Debt securities		20,797	—	—	20,797	20,797
Other securities		364,404	47,321	2,242	314,841	364,404
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		37,880	—	37,880	—	37,880
Fair value through other comprehensive income
Equity securities		1,120,968	729,342	—	391,626	1,120,968
Debt securities		2,471	—	—	2,471	2,471
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		4,754,644	—	—	—	—
Trade accounts and notes receivable		7,332,890	—	—	—	—
Other receivables		2,300,515	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,359,951	—	—	—	—

	~~W~~	27,661,065	776,663	9,253,521	731,735	10,761,919

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	180,773	—	180,773	—	180,773
Derivative hedging instruments		31,591	—	31,591	—	31,591
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,777,836	—	—	—	—
Borrowings		20,497,607	—	20,821,353	—	20,821,353
Financial guarantee liabilities		62,629	—	—	—	—
Others		2,347,244	—	—	—	—

	~~W~~	26,897,680	—	21,033,717	—	21,033,717

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2021 and 2020 were as follows:

①	For the three-month period ended March 31, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	35,335	(4,851)	—	(462)	70	30,092	—
Derivatives assets		—	101,315	—	65,846	—	167,161	—
Financial assets at fair value through other comprehensive income		—	—	—	—	22,269	22,269	90,892
Financial assets measured at amortized cost		19,287	—	237,962	(3,370)	(38)	253,841	—
Derivatives liabilities		—	28,515	—	(72,981)	—	(44,466)	(14)
Financial liabilities measured at amortized cost		(129,317)	—	(363,852)	—	(6,483)	(499,652)	—

	~~W~~	(74,695)	124,979	(125,890)	(10,967)	15,818	(70,755)	90,878

②	For the three-month period ended March 31, 2020

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	41,122	333	—	305	230	41,990	—
Derivatives assets		—	310,227	—	55,791	—	366,018	—
Financial assets at fair value through other comprehensive income		—	—	—	—	25,306	25,306	(202,836)
Financial assets measured at amortized cost		51,732	—	484,455	(5,986)	(90)	530,111	—
Derivatives liabilities		—	(72,290)	—	(90,302)	—	(162,592)	(57)
Financial liabilities measured at amortized cost		(175,127)	—	(652,206)	—	648	(826,685)	—

	~~W~~	(82,273)	238,270	(167,751)	(40,192)	26,094	(25,852)	(202,893)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2020.

22. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2021 and December 31, 2020 are as follows:

(in Won, except share information)	March 31, 2021		December 31, 2020
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2021, total shares of ADRs of 26,528,728 outstanding in overseas stock market are equivalent to 6,632,182 of common stock.
(*2)	As of March 31, 2021, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Other capital surplus		96,590	50,099

	~~W~~	1,357,038	1,310,547

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (% )	March 31, 2021		December 31, 2020
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of March 31, 2021 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60% Reset every 10 years as follows;

•     After 10 years: return on government bond of the Republic of Korea (10 years) + 1.40%

•     After 10 years: additionally +0.25% according to Step-up clauses

•     After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2021 amounts to ~~W~~479 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2021		December 31, 2020
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of March 31, 2021 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)
Interest rate

Issue date ~ 2023 -08-29 : 5.21% Reset every 10 years as follows;

•  After 10 years: return on government bond of the Republic of Korea (10 years) + 1.55%

•  After 10 years: additionally + 0.25% according to Step-up clauses

•  After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The issuer can call the hybrid bond at year 10th anniversary of issurance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinated to other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2021 amounts to ~~W~~659 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

24. Reserves

Reserves as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(602,489)	(693,176)
Changes in fair value of equity investments at fair value through other comprehensive		(265,176)	(359,283)
Foreign currency translation differences		(196,336)	(339,707)
Gains or losses on valuation of derivatives		(733)	(699)
Others		11,946	11,947

	~~W~~	(1,052,788)	(1,380,918)

25. Treasury Shares

Based on the Board of Directors’ resolution, POSCO holds treasury shares for business purposes including price stabilization. The changes in treasury shares for three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows.

(shares, in millions of Won)	March 31, 2021			December 31, 2020
	Number of shares	Amount		Number of shares	Amount
Beginning	11,171,363	~~W~~	2,391,523	7,071,194	~~W~~	1,508,303
Acquisition of treasury shares	389,900		116,771	4,100,169		883,220

Ending	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523

During the year ended December 31, 2020, the Company entered into a trust contract of acquiring treasury shares following approval of the Board of Directors. The amount committed to purchase treasury shares by this trust contract is ~~W~~1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

26. Revenue

(a)	Disaggregation of revenue

Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2021 and 2020 were as follows:

1)	March 31, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	8,334,495	5,085,746	—	317,943	13,738,184
Revenue from services		126,860	98,955	12,380	493,142	731,337
Revenue from construction contract		—	—	1,447,417	12,896	1,460,313
Others		15,158	61,747	508	61,476	138,889

	~~W~~	8,476,513	5,246,448	1,460,305	885,457	16,068,723

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,349,653	5,147,493	18,622	379,419	13,895,187
Revenue recognized over time		126,860	98,955	1,441,683	506,038	2,173,536

	~~W~~	8,476,513	5,246,448	1,460,305	885,457	16,068,723

2)	March 31, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	6,971,276	4,914,643	—	191,324	12,077,243
Revenue from services		124,473	83,139	12,060	516,927	736,599
Revenue from construction contract		—	—	1,605,763	6,620	1,612,383
Others		9,704	57,893	1,101	50,890	119,588

	~~W~~	7,105,453	5,055,675	1,618,924	765,761	14,545,813

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	6,980,980	4,972,536	10,955	242,213	12,206,684
Revenue recognized over time		124,473	83,139	1,607,969	523,548	2,339,129

	~~W~~	7,105,453	5,055,675	1,618,924	765,761	14,545,813

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Receivables
Account receivables	~~W~~	8,181,380	7,332,890
Contract assets
Due from customers for contract work		848,568	874,152
Contract liabilities
Advance received		453,055	418,777
Due to customers for contract work		926,056	807,465
Unearned revenue		65,095	42,040

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of outstanding contracts as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021			December 31, 2020
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	30,405,094	197,384	30,780,560	247,737
Accumulated contract profit		3,023,458	39,015	3,034,148	49,692
Accumulated contract loss		(1,242,662)	(1,934)	(1,260,451)	(2,482)
Accumulated contract revenue		32,185,890	234,465	32,554,257	294,947

(b)	Details of due from customers for contract work and due to customers for contract work as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021			December 31, 2020
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	879,471	39,875	915,285	33,594
Due to customers for contract work		(878,784)	(47,272)	(765,818)	(41,647)
	~~W~~	687	(7,397)	149,467	(8,053)

(c)	Details of the provisions of construction loss as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Construction segment	~~W~~	50,671	70,818
Others		431	437
	~~W~~	51,102	71,255

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(d)

Due to the factors causing the variation of costs for the three-month period ended March 31, 2021, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the three-month period ended March 31, 2021 and future periods are as follows:

			Changes in profit (loss) of contract
(in millions of Won)	Changes in estimated total contract costs		Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	104,340	47,464	73,456	120,920
Others		(3,901)	892	4,304	5,196

	~~W~~	100,439	48,356	77,760	126,116

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to March 31, 2021. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Wages and salaries	~~W~~	221,427	213,496
Expenses related to post-employment benefits		32,919	22,379
Other employee benefits		46,348	45,458
Travel		4,283	6,353
Depreciation		36,624	34,952
Amortization		27,648	27,282
Communication		2,151	2,392
Electricity		1,887	2,181
Taxes and public dues		21,759	12,356
Rental		4,938	6,633
Repairs		2,348	1,927
Entertainment		2,174	2,108
Advertising		16,074	17,357
Research & development •		32,342	23,866
Service fees		35,006	39,433
Vehicles maintenance		1,263	1,370
Industry association fee		3,368	3,666
Conference		2,887	2,843
Increase to provisions		327	1,527
Others		10,548	9,488

	~~W~~	506,321	477,067

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Freight and custody	~~W~~	39,596	45,463
Operating expenses for distribution center		1,746	2,026
Sales commissions		18,680	47,725
Sales advertising		136	258
Sales promotion		1,526	1,843
Sample		514	541
Sales insurance premium		9,253	8,177
Contract cost		11,099	7,632
Others		2,618	4,313

	~~W~~	85,168	117,978

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Finance income
Interest income(*1)	~~W~~	54,622	92,854
Dividend income		22,339	25,536
Gain on foreign currency transactions		211,935	345,432
Gain on foreign currency translations		214,996	447,527
Gain on derivatives transactions		68,470	60,024
Gain on valuations of derivatives		212,849	341,973
Others		10,333	6,079

	~~W~~	795,544	1,319,425

Finance costs
Interest expenses	~~W~~	129,317	175,127
Loss on foreign currency transactions		180,270	248,523
Loss on foreign currency translations		372,551	712,187
Loss on derivatives transactions		75,605	94,535
Loss on valuation of derivatives		83,019	104,036
Loss on disposal of trade accounts and notes receivable		3,370	5,986
Others		22,167	4,883

	~~W~~	866,299	1,345,277

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2021 and 2020 were ~~W~~19,287 million and ~~W~~51,732 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	797	299
Gain on disposals of investment
in subsidiaries, associates and joint ventures		3,842	3,969
Gain on disposals of property, plant and equipment		3,323	4,835
Gain on valuation of firm commitment		50,596	20,118
Others(*1)		71,413	35,080

	~~W~~	129,971	64,301

Other non-operating expenses
Loss on disposals of investment
in subsidiaries, associates and joint ventures	~~W~~	1,104	4,952
Loss on disposals of property, plant and equipment		18,657	40,671
Impairment loss on property, plant and equipment		16,892	78
Impairment loss on intangible assets		7,183	423
Loss on valuation of firm commitment		43,765	34,333
Idle tangible assets expenses		5,192	5,355
Increase to provisions		6,301	852
Donations		5,641	12,155
Others		18,757	14,945

	~~W~~	123,492	113,764

(*1)

During the three-month period ended March 31, 2021, the Company recognized ~~W~~ 28,366 million of non-operating income for refund of other than income tax as a result of administrative litigation for tax audits.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2021 and 2020 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2021		March 31, 2020
Raw material used, changes in inventories and others	~~W~~	9,564,810	8,648,277
Employee benefits expenses		943,053	920,039
Outsourced processing cost		1,714,478	2,030,299
Electricity and water		173,898	170,696
Depreciation(*1)		785,185	770,170
Amortization		110,787	114,287
Freight and custody		339,624	352,344
Sales commissions		18,680	47,725
Loss on disposal of property, plant and equipment		18,657	40,671
Impairment loss on property, plant and equipment		16,892	78
Donations		7,183	12,155
Others		952,967	858,483

	~~W~~	14,646,214	13,965,224

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2021 and 2020 were 26.98% and 34.18%, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

33. Earnings per Share

Basic earnings per share for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in Won, except share information)	March 31, 2021		March 31, 2020
Profit attribute to controlling interest	~~W~~	1,024,735,682,380	395,392,696,009
Interests of hybrid bonds		(1,644,657,534)	(1,662,931,507)
Weighted-average number of common shares outstanding (*1)		75,911,805	80,115,641

Basic earnings per share	~~W~~	13,477	4,915

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	March 31, 2021	March 31, 2020
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,275,030)	(7,071,194)

Weighted-average number of common shares outstanding	75,911,805	80,115,641

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2021 and 2020, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the three-month periods ended March 31, 2021 and 2020 were as follows:

1)	For the three-month period ended March 31, 2021

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,614	11,069	—	88,862	60	6,463
POSCO COATED & COLOR STEEL Co., Ltd.		123,426	2,034	—	—	7,447	161
POSCO ICT(*4)		447	4,990	—	34,290	10,706	49,422
eNtoB Corporation		4	—	60,190	9,647	14	4,507
POSCO CHEMICAL CO., LTD		57,959	16,280	114,065	1,389	74,295	1,426
POSCO ENERGY CO., LTD.		760	689	2,129	—	—	5,605
POSCO SPS CORPORATION		148,773	—	—	—	10,694	206
POSCO INTERNATIONAL Corporation		1,898,357	54,331	166,152	—	347	536
POSCO Thainox Public Company Limited		60,873	—	—	—	—	20
POSCO Canada Ltd.		—	491	34,796	—	—	—
POSCO Asia Co., Ltd.		18,289	32	417	—	—	272
Qingdao Pohang Stainless Steel Co., Ltd.		40,948	—	—	—	—	—
POSCO JAPAN Co., Ltd.		357,971	1	7,601	4	—	480
POSCO-VIETNAM Co., Ltd.		80,910	339	—	—	—	—
POSCO MEXICO S.A. DE C.V.		92,791	34	—	—	—	—
POSCO Maharashtra Steel Private Limited		168,852	84	—	—	—	89
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		28,512	—	—	—	—	—
POSCO VST CO., LTD.		56,408	—	—	—	—	8
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	610	350,571	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		65,532	49	8	—	—	10
Others		323,446	21,389	34,299	9,752	60,982	20,702

		3,525,872	112,422	770,228	143,944	164,545	89,907

Associates and joint ventures(*3)
SNNC		7,513	2,043	151,759	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		12,649	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	116,076	486,975	—	—	—
Others		8,837	12,939	21,723	—	—	9,173

		28,999	131,058	660,457	—	—	9,173

	~~W~~	3,554,871	243,480	1,430,685	143,944	164,545	99,080

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2021, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

2)	For the three-month period ended March 31, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,537	11,079	15	243,473	—	7,712
POSCO COATED & COLOR STEEL Co., Ltd.		116,100	1,694	—	—	8,358	117
POSCO ICT		711	4,989	—	99,306	10,458	46,455
eNtoB Corporation		4	60	57,592	9,105	19	5,562
POSCO CHEMICAL CO., LTD		83,234	19,942	123,744	4,140	82,815	3,709
POSCO ENERGY CO., LTD.		1,287	679	4,610	3	—	5,512
POSCO INTERNATIONAL Corporation		1,520,559	54,331	79,696	—	11,371	1,142
POSCO Thainox Public Company Limited		51,621	66	2,662	—	—	—
POSCO America Corporation		63,642	—	—	—	—	3
POSCO Canada Ltd.		—	63	39,555	—	—	—
POSCO Asia Co., Ltd.		317,301	219	45,486	1,768	396	509
Qingdao Pohang Stainless Steel Co., Ltd.		35,469	—	—	—	—	57
POSCO JAPAN Co., Ltd.		318,234	—	6,722	620	—	438
POSCO-VIETNAM Co., Ltd.		63,588	115	—	—	—	20
POSCO MEXICO S.A. DE C.V.		51,091	36	—	—	—	55
POSCO Maharashtra Steel Private Limited		117,440	803	—	—	—	185
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		32,551	—	—	—	—	—
POSCO VST CO., LTD.		69,594	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	342	154,767	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		78,164	128	2,314	—	—	—
Others		190,735	14,412	24,509	12,958	61,073	29,067

		3,112,862	108,958	541,672	371,373	174,490	100,563

Associates and joint ventures
POSCO PLANTEC Co., Ltd		65	41	916	84,839	4,086	12,431
SNNC		1,410	3,035	120,426	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		13,925	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	322,187	—	—	—
Others		9,707	15,194	12,365	—	—	7,653

		25,107	18,270	455,894	84,839	4,086	20,084

	~~W~~	3,137,969	127,228	997,566	456,212	178,576	120,647

(b)	The related account balances of significant transactions between the controlling company and related companies as of March 31, 2021 and December 31, 2020 are as follows:

1)	March 31, 2021

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,502	8	1,510	—	34,299	310	34,609
POSCO COATED & COLOR STEEL Co., Ltd.		64,143	1,715	65,858	—	5	3,803	3,808
POSCO ICT		61	4,971	5,032	2,758	38,614	28,970	70,342
eNtoB Corporation		—	—	—	2,449	17,704	18	20,171
POSCO CHEMICAL CO., LTD		18,982	14,820	33,802	8,481	57,503	18,194	84,178
POSCO ENERGY CO., LTD.		123	277	400	—	2,093	11,894	13,987
POSCO SPS CORPORATION		83,913	—	83,913	—	1,564	4,215	5,779
POSCO INTERNATIONAL Corporation		673,708	54,337	728,045	2,014	199	502	2,715
POSCO Thainox Public Company Limited		47,663	—	47,663	—	—	—	—
POSCO Asia Co., Ltd.		21,304	667	21,971	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		26,401	—	26,401	—	—	—	—
POSCO MEXICO S.A. DE C.V.		106,515	737	107,252	—	—	—	—
POSCO Maharashtra Steel Private Limited		334,220	1,489	335,709	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		240,111	1,370	241,481	—	—	—	—
Others		388,478	28,539	417,017	104,165	29,578	80,594	214,337

		2,007,124	108,930	2,116,054	119,867	181,559	148,500	449,926

Associates and joint ventures
SNNC		271	5,546	5,817	17,399	127	—	17,526
Roy Hill Holdings Pty Ltd		—	116,076	116,076	95,706	34	—	95,740
Others		921	18,517	19,438	2,133	344	—	2,477

		1,192	140,139	141,331	115,238	505	—	115,743

	~~W~~	2,008,316	249,069	2,257,385	235,105	182,064	148,500	565,669

2)	December 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.		63,520	—	63,520	—	180	3,709	3,889
POSCO ICT		245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation		—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD		19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.		261	122	383	—	2,995	12,508	15,503
POSCO SPS CORPORATION		72,009	—	72,009	—	2,352	4,175	6,527
POSCO INTERNATIONAL Corporation		534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited		39,920	—	39,920	—	—	—	—
POSCO Asia Co., Ltd.		239,847	898	240,745	3,958	258	—	4,216
Qingdao Pohang Stainless Steel Co., Ltd.		25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.		71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited		173,285	2,006	175,291	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		258,563	1,845	260,408	—	—	—	—
Others		227,288	28,117	255,405	41,564	30,433	82,716	154,713

		1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851

Associates and jointventures
SNNC		106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd		—	52,076	52,076	201,924	—	—	201,924
Others		818	17,882	18,700	6,704	—	—	6,704

		924	70,186	71,110	242,008	—	—	242,008

	~~W~~	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended March 31, 2021 and 2020 were as follows:

1)	For the three-month period ended March 31, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City
Development, LLC	~~W~~	46,219	—	—	41
SNNC		9,655	53	4,017	5,387
Chuncheon Energy Co., Ltd.		—	—	—	—
Noeul Green Energy		1,512	—	—	522
CSP—Compania Siderurgica do Pecem		1,915	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate
Industrial Co., Ltd		6,570	—	8,309	5,683
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	561	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,911	—	—	—
PT. Batutua Tembaga Raya		—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,790	—	39	—
DMSA/AMSA		—	—	2	—
South-East Asia Gas Pipeline Company Ltd.		—	7,984	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,716	7	1,012	50
Samcheok BluePower Co.,Ltd		58,064	—	—	—
TK CHEMICAL CORPORATION (*1)		14,906	—	2,292	—
Metropolitan Outer Ring Expressway Co., Ltd		9,553	—	—	—
UITrans LRT Co., Ltd.		8,935	—	—	—
Others		35,814	31,769	6,286	4,063

	~~W~~	214,560	39,813	22,518	15,746

(*1)	TK CHEMICAL CORPORATION was excluded from the associates due to the sale of its shares during the three-month period ended March 31, 2021.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

2)	For the three-month period ended March 31, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,558	—	5	—
New Songdo International City
Development, LLC		20,200	—	—	3
SNNC		10,355	—	12,103	106,999
Chuncheon Energy Co., Ltd.		287	211	—	—
Noeul Green Energy		1,523	—	—	—
CSP—Compania Siderurgica do Pecem		16,745	4,432	84,190	—
Zhongyue POSCO (Qinhuangdao) Tinplate
Industrial Co., Ltd		10,776	—	12,540	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	956	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,527	—	—	—
PT. Batutua Tembaga Raya		—	959	11,541	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		4,844	—	64	—
DMSA/AMSA		—	—	26,163	—
South-East Asia Gas Pipeline Company Ltd.		7	20,006	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,865	19,401	1,074	267
Samcheok BluePower Co.,Ltd		41,884	—	—	—
TK CHEMICAL CORPORATION		35,341	—	12,196	—
Metropolitan Outer Ring Expressway Co., Ltd		1,816	—	—	—
UITrans LRT Co., Ltd.		169	—	—	9
Others		31,149	5,565	9,072	9,499

	~~W~~	189,046	50,574	169,904	116,777

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of March 31, 2021 and December 31, 2020 are as follows:

1)	March 31, 2021

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	15,134	—	20,599	35,733	—	34,753	34,753
Chuncheon Energy Co., Ltd.		—	—	—	—	482	—	482
Samcheok BluePower Co.,Ltd		118,464	—	—	118,464	—	16,962	16,962
Nickel Mining Company SAS		—	61,956	138	62,094	—	—	—
CSP—Compania Siderurgica do Pecem		—	—	—	—	1,337	—	1,337
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		11,276	—	—	11,276	7,452	398	7,850
PT. Batutua Tembaga Raya		—	36,833	—	36,833	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,015	—	—	13,015	105	—	105
South-East Asia Gas Pipeline Company Ltd.		—	82,442	—	82,442	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		3,864	—	—	3,864	862	13	875
Metropolitan Outer Ring Expressway Co., Ltd		9,976	—	—	9,976	—	—	—
UITrans LRT Co., Ltd.		7,955	25,578	102	33,635	—	16	16
Others		64,758	148,610	130,682	344,050	3,202	11,938	15,140

	~~W~~	244,442	355,419	151,521	751,382	13,440	64,080	77,520

2)	December 31, 2020

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	23,866	—	20,592	44,458	—	3	3
Chuncheon Energy Co., Ltd.		—	—	—	—	444	—	444
Samcheok BluePower Co.,Ltd		92,715	—	—	92,715	—	40,536	40,536
Nickel Mining Company SAS		—	62,420	143	62,563	—	—	—
CSP—Compania Siderurgica do Pecem		19,704	—	—	19,704	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,534	—	—	6,534	1,023	150	1,173
PT. Batutua Tembaga Raya		—	35,355	—	35,355	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,889	—	—	13,889	193	—	193
South-East Asia Gas Pipeline Company Ltd.		—	91,003	—	91,003	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		2,799	—	—	2,799	783	—	783
TK CHEMICAL CORPORATION		21,916	—	—	21,916	429	—	429
Metropolitan Outer Ring Expressway Co., Ltd		6,299	—	—	6,299	—	—	—
UITrans LRT Co., Ltd.		6,908	23,452	102	30,462	—	—	—
Others		65,545	143,120	110,981	319,646	7,035	11,446	18,481

	~~W~~	260,175	355,350	131,818	747,343	9,907	52,135	62,042

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(e)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

1)	For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	23,452	2,126	—	—	25,578
South-East Asia Gas Pipeline Company Ltd.		91,003	—	(11,544)	2,983	82,442
PT. Batutua Tembaga Raya		35,355	—	—	1,478	36,833
PT. Tanggamus Electric Power		4,304	—	—	180	4,484
PT. Wampu Electric Power		5,186	—	—	217	5,403
PT. POSMI Steel Indonesia		2,176	—	—	91	2,267
Nickel Mining Company SAS		62,420	—	—	(464)	61,956
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		5,440	—	—	228	5,668
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,528	—	—	273	6,801
AMCI (WA) PTY LTD		83,291	547	—	2,468	86,306
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,440	—	—	228	5,668
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,704	—	—	364	9,068
Hyochun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		16,320	—	—	683	17,003
CAML RESOURCES PTY LTD		3,312	—	—	151	3,463
Shinahn wind power generation		37	60	—	—	97

	~~W~~	355,350	2,733	(11,544)	8,880	355,419

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	10,579	12,873	—	—	23,452
DMSA/AMSA(*1)		57,999	—	—	(57,999)	—
South-East Asia Gas Pipeline Company Ltd.		147,367	—	(47,539)	(8,825)	91,003
PT. Batutua Tembaga Raya		36,291	—	—	(936)	35,355
PT. Tanggamus Electric Power		4,580	—	—	(276)	4,304
PT. Wampu Electric Power		5,519	—	—	(333)	5,186
PT. POSMI Steel Indonesia		2,316	—	—	(140)	2,176
Nickel Mining Company SAS		60,516	—	—	1,904	62,420
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,947	—	(1,239)	(268)	5,440
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,947	—	—	(419)	6,528
AMCI (WA) PTY LTD		78,553	5,550	—	(812)	83,291
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,789	—	—	(349)	5,440
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,262	—	—	(558)	8,704
Hyochun Co., Ltd.		2,382	—	—	—	2,382
Chuncheon Energy Co., Ltd.		8,234	—	(8,234)	—	—
POS-AUSTEM Suzhou Automotive Co., Ltd		5,789	11,805	—	(1,274)	16,320
CAML RESOURCES PTY LTD		—	3,219	—	93	3,312
Shinahn wind power generation		—	37	—	—	37

	~~W~~	449,070	33,484	(57,012)	(70,192)	355,350

(*1)	During the year ended December 31, 2020, loans amounting to ~~W~~60,278 million have been converted to common shares of DMSA/AMSA, which is presented in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(f)	For the three-month periods ended March 31, 2021 and 2020, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Short-term benefits	~~W~~	27,181	26,573
Long-term benefits		4,533	4,260
Retirement benefits		6,515	4,810

	~~W~~	38,229	35,643

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees and others provided by the Company as of March 31, 2021 are as follows:

(in millions of Won)				Guarantee limit		Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company] POSCO	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	100,000,000	113,350	100,000,000	113,350
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	176,826	156,000,000	176,826
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	136,020	120,000,000	136,020
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	199,136	5,501,000,000	199,136
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	158,446	139,784,000	158,446
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,530,568	783,740,291	888,370
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	146,527,500	166,089	131,874,750	149,480
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	186,625,000	211,540	178,750,000	202,613
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	53,517,404	60,662	33,167,234	37,595
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	12,469	11,000,000	12,469
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	149,704,914	169,692	145,587,428	165,024
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	16,609	14,652,750	16,609
	POSCO INTERNATIONAL Deutschland GmbH					9,391,215	10,645
	POSCO INTERNATIONAL AMERICA Corp.					5,000,000	5,668
	POSCO INTERNATIONAL JAPAN Corp.					9,084,286	10,297
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.	Bank Mendes Gans Amsterdam	USD	50,000,000	56,675	—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	30,605	27,000,000	30,605
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	42,000,000	47,607	42,000,000	47,607
	SPH Co., Ltd.	Shinyoung securities	KRW	20,000	20,000	20,000	20,000
	JB CLARK HILLS	KOREA INVESTMENT & SECURITIES Co., Ltd.	KRW	57,600	57,600	50,600	50,600
		HSBC and others	USD	51,000,000	57,809	44,800,000	50,781
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	29,358	25,900,000	29,358
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	1,700	900,000	1,020
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination	POSCO Asia Co., Ltd. and others	USD	15,200,000	17,229	9,000,000	10,202
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	15,854	13,986,947	15,854
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	88,903,407	100,772	88,903,407	100,772
POSCO Asia Co., Ltd.	POSCO America Corporation	SMBC	USD	70,000,000	79,345	70,000,000	79,345
POSCO America Corporation	POSCO AMERICA COMERCIALIZADORA
	S DE RL DE CV	Bank of America N.A.	USD	27,000,000	30,605	27,000,000	30,605
[Associates and joint ventures]
POSCO	CSP—Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	476,072	370,715,701	420,205
		BNDES	BRL	464,060,000	91,114	464,060,000	91,114
	LLP POSUK Titanium	SMBC	USD	13,500,000	15,302	13,500,000	15,302
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	61,101	46,000,000	61,101
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	9,323	7,525,000	8,530
POSCO ENGINEERING	New Songdo International City Development, LLC	Others	KRW	686,000	686,000	624,700	624,700
& CONSTRUCTION CO., LTD.	POHANG E&E Co., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	58,294	58,294
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	125,845	125,845	96,894	96,894
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	37,000	37,000
	Metropolitan Outer Ring Expressway Co., ltd	Woori Bank and others	KRW	276,033	276,033	14,486	14,486
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	14,815	14,815
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	44,740	44,740	30,569	30,569
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE CO.,LTD and others	KRW	44,054	44,054	29,250	29,250
	NEXTRAIN Co., Ltd	Kookmin Bank and others	KRW	634,752	634,752	9,600	9,600
	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	145,300	145,300
POSCO ICT	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	50,249	50,249	38,646	38,646
	Hyochun Co., Ltd.	Kyobo Securities	KRW	10,325	10,325	10,325	10,325
	Shinahn wind power generation	NH INVESTMENT & SECURITIES CO.,LTD. and others	KRW	17,860	17,860	17,124	17,124
	Metropolitan Outer Ring Expressway Co., Ltd	Woori Bank	KRW	24,920	24,920	1,308	1,308
	Western Inland highway CO.,LTD.	Kookmin Bank	KRW	47,348	47,348	—	—
[Others]
POSCO INTERNATIONAL Corporation	Sherritt International Corporation	Export-Import Bank of Korea	USD	21,818,182	24,731	2,156,083	2,444
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Incheon-Gimpo Expressway Co., Ltd. and others	Kookmin Bank and others	KRW	4,286,813	4,286,813	2,273,058	2,273,058
POSCO ICT	BLT Enterprise and others	Hana Bank and others	KRW	185,847	185,847	112,650	112,650
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	11,637,271	10,024	11,637,271	10,024
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,264	80,000,000,000	6,264
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	188,156,806	2,903	188,156,806	2,903

			USD	3,304,145,104	3,745,258	2,581,419,092	2,926,042
			KRW	6,801,230	6,801,230	3,584,619	3,584,619
			IDR	80,000,000,000	6,264	80,000,000,000	6,264
			INR	188,156,806	2,903	188,156,806	2,903
			THB	5,501,000,000	199,136	5,501,000,000	199,136
			EUR	46,000,000	61,101	46,000,000	61,101
			AUD	11,637,271	10,024	11,637,271	10,024
			BRL	464,060,000	91,114	464,060,000	91,114

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of March 31, 2021 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2021, 55 million tons of iron ore and 8 million tons of coal remained to be purchased under such long-term contracts. POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling. POSCO has a long-term service contract for the transportation of raw materiasl. As of March 31, 2021, there are 38 vessels under contract, and the average remaining contract period is about 9 years. As of March 31, 2021, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or in part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2021, the ending balance of the borrowing amounts to USD 1.02 million. POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant. POSCO provides a W9.8 billion fund supplement agreement for Busan E&E Co., LTD. a subsidiary of our company, at the request of creditors, including the Korea Development Bank.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of December 30, 2021, the amount which is exposed to the ship purchase agreements entered into is USD 208 million. The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mineral Resources Corporation (KORES) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdins II Limited) in August 2020. KAC has the rights and obligations to the 15.5% stake held by AHL and AHL2.

POSCO ENGINEERING	As of March 31, 2021, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency

& CONSTRUCTION CO., LTD.	guarantees of up to USD 2,483 million and uses USD 889 million with Woori Bank and others. As of March 31, 2021, the out standing balance of loans related to major liability compliance agreements is W165 billion from development of Pangyo the First Park Project. If the responsibility is not fulfilled, the obligation is to compensate for damages of principal and interest. In addition, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to W1,247,888million(limited to W2,466,320 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

POSCO ICT	As of March 31, 2021, the company is provided with a guarantee of W143,086 million and W14,084 million and W305 million, respectively, from the Software credit union and the Seoul guarantee insurance company and Engineering credit union. In connection with 4 projects, including the construction of the Hanam Smart Building, the company is responsible for fulfilling its obligations. If the responsibility is not fulfilled, the Company is liable for damages of principal and interest of lenders (financial institutions that lend to the developer). Outstanding loans related to the liability compliance agreement are worth W283.8 billion (loan ceiling W320.5 billion) as of March 31, 2021. The company has the right to request the trustee to sell the trust property in the event of a certain reason in the trust contract, such as repaying the liability to the lenders.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(c)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC

In March 2019, NSC Investment and TGC(“Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. As of March 31, 2021, the Company has determined that the applicant’s claim is without merit, and did not recognize a provision.

2)	Other litigation

The Company is involved in 297 lawsuits aggregating to ~~W~~1,566 billion as defendant as of March 31, 2021, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~65.5 billion for 80 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of March 31, 2021.

(d)	Other Contingent circumstances

Other major contingencies for the Company as of March 31, 2021 are as follows:

Company	Description

POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation	As of March 31, 2021, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 17 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING &	As of March 31, 2021, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 32 blank checks and

CONSTRUCTION Co., LTD.	4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of W7,303,454 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of March 31, 2021, POSCO ICT has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Trade accounts and notes receivable	~~W~~	(799,397)	(289,141)
Other receivables		17,827	355,792
Inventories		(1,105,301)	345,162
Other current assets		(117,150)	(59,248)
Other non-current assets		(48,845)	(96,580)
Trade accounts and notes payable		(67,002)	(140,113)
Other payables		39,893	(180,907)
Other current liabilities		288,235	321,373
Provisions		(87,458)	(103,259)
Payments of severance benefits		(95,599)	(70,418)
Plan assets •		72,278	44,390
Other non-current liabilities		19,359	(3,947)

	~~W~~	(1,883,160)	123,104

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(a)	Information about reportable segments for the three-month periods ended March 31, 2021 and 2020 were as follows:

1)	For the three-month period ended March 31, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	8,476,513	5,246,448	1,460,305	885,457	16,068,723
Internal revenues		4,548,655	3,977,018	197,167	626,334	9,349,174
Inter segment revenue		2,791,487	2,127,683	175,102	589,442	5,683,714
Total revenues		13,025,168	9,223,466	1,657,472	1,511,791	25,417,897
Segment profits		1,164,447	103,344	33,202	80,725	1,381,718

2)	For the three-month period ended March 31, 2020

(b) Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Total profit for reportable segments	~~W~~	1,381,718	578,854
Corporate fair value adjustments		(11,015)	(19,047)
Elimination of inter-segment profits		(231,924)	(125,149)
Income tax expense		420,780	225,745

Profit before income tax expense	~~W~~	1,559,559	660,403

38. Events after the reporting period

Pursuant to the resolution of the Board of Directors on May 14, 2021, the Company decided to pay interim cash dividends of ~~W~~ 3,000 per common share (total dividend: ~~W~~ 226.9 billion).

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2021, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2020, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2021, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

May 14, 2021

This report is effective as of May 14, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of March 31, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	March 31, 2021		December 31, 2020
Assets
Cash and cash equivalents	20	~~W~~	1,828,883	1,822,660
Trade accounts and notes receivable, net	4,14,20,25,32		4,106,907	3,693,535
Other receivables, net	5,20,32		472,246	279,555
Other short-term financial assets	6,20		9,133,419	9,607,632
Inventories	7,29		4,758,851	4,093,829
Assets held for sale	8		46,149	32,244
Other current assets	13		51,333	50,498

Total current assets			20,397,788	19,579,953

Long-term trade accounts and notes receivable, net	4,20		2,408	2,456
Other receivables, net	5,20		86,491	84,037
Other long-term financial assets	6,20		1,190,314	1,072,817
Investments in subsidiaries, associates and joint ventures	9		15,609,637	14,883,152
Investment property, net	10		149,435	149,617
Property, plant and equipment, net	11		20,078,792	20,216,932
Intangible assets, net	12		590,373	621,926
Defined benefit assets, net	18		60,966	76,501
Other non-current assets	13		99,110	107,578

Total non-current assets			37,867,526	37,215,016

Total assets		~~W~~	58,265,314	56,794,969

See accompanying notes to the condensed separate interim financial statements.

.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	March 31, 2021		December 31, 2020
Liabilities
Trade accounts and notes payable	20,32	~~W~~	1,010,252	1,258,470
Short-term borrowings and current installments of long-term borrowings	4,14,20		2,997,288	2,408,392
Other payables	15,20,32		1,162,005	1,127,323
Other short-term financial liabilities	16,20		8,181	12,788
Current income tax liabilities			448,703	137,858
Provisions	17		40,579	63,604
Other current liabilities	19,25		86,560	80,676

Total current liabilities			5,753,568	5,089,111

Long-term borrowings, excluding current installments	14,20		5,454,702	5,346,944
Other payables	15,20		390,705	220,612
Other long-term financial liabilities	16,20		38,831	122,154
Deferred tax liabilities			884,406	848,317
Long-term provisions	17,33		62,293	52,602
Other non-current liabilities	19,25		517	525

Total non-current liabilities			6,831,454	6,591,154

Total liabilities			12,585,022	11,680,265

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,339,289	1,339,289
Hybrid bonds	22		199,384	199,384
Reserves	23		(219,218)	(296,626)
Treasury shares	24		(2,508,294)	(2,391,523)
Retained earnings			46,386,728	45,781,777

Total equity			45,680,292	45,114,704

Total liabilities and equity		~~W~~	58,265,314	56,794,969

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2021 and 2020

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2021		March 31, 2020
Revenue	25,32	~~W~~	7,800,447	6,969,856
Cost of sales	7,29,32		(6,466,896)	(6,230,404)

Gross profit			1,333,551	739,452
Selling and administrative expenses	29,32
Reversal of impairment loss on trade acconts and note receivables			31	264
Other administrative expenses	26		(209,903)	(198,769)
Selling expenses	26		(50,795)	(82,836)

Operating profit			1,072,884	458,111

Finance income and costs	20,27
Finance income			569,274	674,317
Finance costs			(318,759)	(460,415)

Other non-operating income and expenses	32
Impairment loss on other receivables			(348)	(496)
Other non-operating income	28		35,248	24,125
Other non-operating expenses	28,29		(52,197)	(78,686)

Profit before income tax			1,306,102	616,956
Income tax expense	30		(353,926)	(163,936)

Profit			952,176	453,020
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(291)	(3,020)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		75,307	(191,488)

Total comprehensive income		~~W~~	1,027,192	258,512

Basic and diluted earnings per share (in Won)	31		12,522	5,634

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2021 and 2020

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2020	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185
Comprehensive income:
Profit		—	—	—	—	—	453,020	453,020
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(3,020)	(3,020)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(190,264)	—	(1,224)	(191,488)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)
Interest of hybrid bonds		—	—	—	—	—	(2,294)	(2,294)

Balance as of March 31, 2020	~~W~~	482,403	1,252,220	199,384	(374,194)	(1,508,303)	45,498,431	45,549,941

Balance as of January 1, 2021	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704
Comprehensive income:
Profit		—	—	—	—	—	952,176	952,176
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(291)	(291)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	77,408	—	(2,101)	75,307
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)
Interest of hybrid bonds		—	—	—	—	—	(2,268)	(2,268)
Aquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)

Balance as of March 31, 2021	~~W~~	482,403	1,339,289	199,384	(219,218)	(2,508,294)	46,386,728	45,680,292

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2021 and 2020

(Unaudited)

(in millions of Won)	Notes	March 31, 2021		March 31, 2020
Cash flows from operating activities
Profit		~~W~~	952,176	453,020
Adjustments for :
Expenses related to post-employment benefit			31,405	32,325
Depreciation			573,174	560,857
Amortization			27,201	25,617
Bad debt expenses			317	232
Finance income			(471,811)	(526,932)
Finance costs			244,304	383,514
Loss on valuation of inventories			1,276	11,181
Gain on disposal of property, plant and equipment			(2,770)	(3,822)
Loss on disposal of property, plant and equipment			23,756	51,299
Impairment losses on property, plant and equipment			3,113	—
Impairment losses on intangible assets			7,180	—
Impairment losses on investments in subsidiaries, associates and joint ventures			1,500	—
Gain on disposal of assets held for sale			(790)	(299)
Impairment loss on assets held for sale			—	6,330
Gain on disposal of emissions rights			—	(7,743)
Loss on disposal of emissions rights			2,095	—
Increase to provisions			4,128	32,471
Income tax expense			353,926	163,936
Others			277	(4,992)
Changes in operating assets and liabilities	34		(1,584,803)	714,874
Interest received			31,087	28,267
Interest paid			(51,859)	(37,793)
Dividends received			88,181	12,454
Income taxes paid			(8,287)	(99,969)

Net cash provided by operating activities		~~W~~	224,776	1,794,827

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2021 and 2020

(Unaudited)

(in millions of Won)	Notes	March 31, 2021		March 31, 2020
Cash flows from investing activities
Decrease in deposits		~~W~~	592,164	513,351
Proceeds from disposal of short-term financial instruments			7,935,148	6,802,278
Proceeds from disposal of long-term financial instruments			2	—
Proceeds from disposal of equity securities			12,372	1,812
Proceeds from disposal of debt security			121,813	190,005
Collection of short-term loans			1,774	104
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			720	1,040
Proceeds from disposal of emissions rights			3,094	—
Proceeds from disposal of intangible assets			—	200
Proceeds from disposal of assets held for sale			—	590
Proceeds from disposal of derivatives			851	—
Increase in deposits			(573,250)	(543,755)
Acquisition of short-term financial investments			(7,525,719)	(8,309,849)
Acquisition of debt securities			(50,033)	(190,007)
Acquisition of other securities			(5,430)	(2,028)
Payment of long-term loans			(6,446)	(4,622)
Acquisition of investment in subsidiaries, associates and joint ventures			(728,714)	(168,938)
Acquisition of property, plant and equipment			(370,230)	(672,114)
Payment for disposal of property, plant and equipment			(16,804)	(30,392)
Acquisition of intangible assets			(18,805)	(50,011)

Net cash used in investing activities		~~W~~	(627,493)	(2,462,336)

Cash flows from financing activities
Proceeds from borrowings			1,139,670	2,075,317
Increase in long-term financial liabilities			755	179
Government grant received			12	—
Repayment of borrowings			(605,118)	(36,137)
Decrease in long-term financial liabilities			(792)	(38)
Repayment of lease liabilities			(11,549)	(15,819)
Payment of cash dividends			(17)	(8)
Acquisition of treasury shares			(116,771)	—
Payment of interest of hybrid bonds			(2,268)	(2,294)

Net cash provided by financing activities		~~W~~	403,922	2,021,200

Effect of exchange rate fluctuation on cash held			5,018	9,684
Net increase in cash and cash equivalents			6,223	1,363,375
Cash and cash equivalents at beginning of the period			1,822,660	978,139

Cash and cash equivalents at end of the period		~~W~~	1,828,883	2,341,514

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2021

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through five of its overseas liaison offices.

As of March 31, 2021, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2020. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

Use of estimates and judgments

(a) Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b) Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2020. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2021.

(a) K-IFRS No. 1116 “Lease”- COVID-19 Related Rent Concessions

The amendment introduces an optional practical expedient that simplifies how a lessee accounts for rent concessions that are a direct consequence of COVID-19. A lessee that applies the practical expedient is not required to assess whether eligible rent concessions are lease modifications. The Company is required to disclose the amount recognized in profit or loss for the reporting period arising from application of the practical expedient. The Company does not expect the effect of the amendments to the financial statements to be significant.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Trade accounts and notes receivable	~~W~~	4,121,221	3,707,860
Less: Allowance for doubtful accounts		(14,314)	(14,325)

	~~W~~	4,106,907	3,693,535

Non-current
Trade accounts and notes receivable	~~W~~	3,703	3,780
Less: Present value discount		(344)	(344)
Less: Allowance for doubtful accounts		(951)	(980)

	~~W~~	2,408	2,456

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of March 31, 2021 and December 31, 2020, the carrying amounts of such secured borrowings are ~~W~~429,732 million and ~~W~~520,310 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

5. Other Receivables

Other receivables as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Loans	~~W~~	2,950	2,950
Other accounts receivable		417,078	231,051
Others		57,495	50,822
Less: Allowance for doubtful accounts		(5,277)	(5,268)

	~~W~~	472,246	279,555

Non-current
Loans	~~W~~	58,726	52,760
Long-term other accounts receivable		32,439	35,638
Others		4,027	4,001
Less: Allowance for doubtful accounts		(8,701)	(8,362)

	~~W~~	86,491	84,037

6. Other Financial Assets

(a) Other financial assets as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Short-term derivative assets	~~W~~	24,201	—
Debt securities		83,300	153,370
Deposit instruments(*1)		1,318,966	1,337,881
Short-term financial instruments		7,706,952	8,116,381

	~~W~~	9,133,419	9,607,632

Non-current
Long-term derivative assets	~~W~~	40,735	18,549
Equity securities		1,072,205	980,706
Debt securities		4,750	6,367
Other securities		72,592	67,161
Deposit instruments(*2)		32	34

	~~W~~	1,190,314	1,072,817

(*1)	As of March 31, 2021 and December 31, 2020, ~~W~~5,967 million and ~~W~~4,881 million, respectively, are restricted in use in relation to government assigned projects.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(b) Equity securities as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021							December 31, 2020
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	304,246	(169,716)	304,246	219,788
KB Financial group Inc.	3,863,520	0.93		178,839	217,130	38,291	217,130	167,677
Woori Financial Group Inc.	20,280,000	2.81		244,447	204,828	(39,619)	204,828	197,324
CSN Mineracao S.A. (*1, 2)	102,186,675	1.83		206,265	184,382	(21,883)	184,382	246,158
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	20,520	11,590	20,520	15,020
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	9,403	(2,508)	9,403	8,868
Others (7 companies)				55,759	41,764	(13,995)	41,764	35,939

				1,180,113	982,273	(197,840)	982,273	890,774

Non-marketable equity securities
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	19,437	—	19,437	19,437
Korea Nickel CO.LTD	75,600	14.00		10,194	10,194	—	10,194	10,194
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO.,LTD	510,000	2.35		4,165	4,165	—	4,165	4,165
Others (29 companies)				144,196	39,666	(104,530)	39,666	39,666

				194,462	89,932	(104,530)	89,932	89,932

			~~W~~	1,374,575	1,072,205	(302,370)	1,072,205	980,706

(*1)

During the year ended March 31, 2021, CSN Mineracao S.A. was listed on the Brazilian stock market, and a stock split of 1:30 was carried out at the same time as the listing. On the other hand, the company sold 7,565,145 shares in the current quarter after stock split.

(*2)	As of December 31, 2020, fair value is based on an analysis performed by an external professional evaluation agency.

7. Inventories

Inventories as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Finished goods	~~W~~	783,858	709,323
Semi-finished goods		1,305,090	1,167,330
By-products		4,282	3,460
Raw materials		1,113,289	885,222
Fuel and materials		493,834	518,151
Materials-in-transit		1,059,082	814,397
Others		692	681

		4,760,127	4,098,564
Less: Allowance for inventories valuation		(1,276)	(4,735)

	~~W~~	4,758,851	4,093,829

The amount of loss on valuation of inventories recognized in cost of sales during the three-month period ended March 31, 2021 and the year ended December 31, 2020 were ~~W~~1,276 million and ~~W~~4,735 million, respectively.

8. Assets Held for Sale

Assets held for sale as of March 31, 2021 and December 31, 2020 are as follows:

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(in millions of Won)	March 31, 2021		December 31, 2020
Assets
Property, plant and equipment(*1,3)	~~W~~	36,308	32,244
Intangible Assets(*2)		9,841	—

	~~W~~	46,149	32,244

(*1)	During the three-month period ended March 31, 2021, the Company classified the land in the Yanghak Neighborhood Park development reserve area as held for sale.
(*2)	During the three-month period ended March 31, 2021, the Company decided to trade and exchange paid-in emissions and classified those assets as held for sale.
(*3)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM Plants, and classified the assets as held for sale. During the year ended December 31, 2020, the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less costs to sell and the carrying amount of the assets.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a) Details of subsidiaries and carrying amounts as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)			March 31, 2021			December 31, 2020
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO INTERNATIONAL Corporation	Korea	Trading	62.91	~~W~~	3,223,759	3,223,759
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD(*1)	Korea	Refractory manufacturing and sales	59.72		895,707	207,631
POSCO O&M Co., Ltd(*2)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*2)	Korea	Packing materials manufacturing and sales	48.85		107,278	107,278
Busan E&E Co,. Ltd.(*3)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (12 companies)					110,996	110,995

				6,396,943		5,708,866

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		633,421	633,421
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,491	645,830
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal mine development	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	74.56		178,785	178,785
POSCO-China Holding Corp.	China	Investment management	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		52,936	52,936
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		71,707	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sale	100.00		373,366	373,366
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Vietnam	Steel manufacturing and sales	51.00		130,526	130,526
Others (29 companies)(*4)					529,079	510,079

					6,392,998	6,373,337

				~~W~~	12,789,941	12,082,203

(*1)

During the three-month period ended March 31, 2021, the company acquired ~~W~~ 688,077 million in additional subsidiary investment shares by participating in POSCO CHEMICAL CO., LTD’s paid-in capital increase.

(*2)

The Company classified POSCO M-TECH and POSCO O&M Co., Ltd. as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO M-TECH and POSCO O&M Co., Ltd.

(*3)	As of March 31, 2021 and December 31, 2020, the investments in a subsidiary amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreement of Busan E&E Co., Ltd.
(*4)	During the three-month period ended March 31, 2021, the Company established Poland Legnica Sourcing Center Sp. z o.o and acquired a new subsidiary investment of ~~W~~ 19,000 million.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(b) Details of associates and carrying amounts as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)			March 31,2021			December 31, 2020
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Mine investment	34.43	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental business	50.00		85,550	85,550
Others (8 companies)					22,557	22,977

					378,078	378,498

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc. (*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (6 companies)					39,662	39,671

					364,203	364,212

				~~W~~	742,281	742,710

(*1)

As of March 31, 2021, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(c)	Details of joint ventures and carrying amounts as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)			March 31,2021			December 31, 2020
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		315,896	296,720
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					72,484	72,484

				~~W~~	2,077,415	2,058,239

(*1)

As of March 31, 2021 and December 31, 2020, the investments in joint ventures amounting to ~~W~~ 1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

10. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	89,848	—	—	89,848
Buildings		51,417	(994)	963	51,386
Structures		8,352	(151)	—	8,201

	~~W~~	149,617	(1,145)	963	149,435

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	91,738	—	(1,890)	89,848
Buildings		57,228	(4,033)	(1,778)	51,417
Structures		9,111	(609)	(150)	8,352

	~~W~~	158,077	(4,642)	(3,818)	149,617

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,401,605	—	(15)	—	—	(5,487)	1,396,103
Buildings		2,080,843	210	(273)	(52,132)	(595)	11,031	2,039,084
Structures		2,073,097	76	(91)	(45,292)	(4)	10,178	2,037,964
Machinery and equipment		12,651,431	6,613	(3,123)	(455,545)	(2,514)	135,283	12,332,145
Vehicles		14,486	1,039	—	(1,789)	—	1	13,737
Tools		24,333	121	—	(2,886)	—	15	21,583
Furniture and fixtures		44,426	1,350	(140)	(3,206)	—	1,778	44,208
Lease assets		331,588	129,832	—	(11,179)	—	(1,067)	449,174
Construction-in-progress		1,595,123	313,436	—	—	—	(163,765)	1,744,794

	~~W~~	20,216,932	452,677	(3,642)	(572,029)	(3,113)	(12,033)	20,078,792

(*1)	During the three-month period ended March 31, 2021, the Company recognized impairment losses on individual assets that were shut down due to the fire or other loss.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,398,081	—	(6)	—	—	3,530	1,401,605
Buildings		2,100,503	3,144	(2,397)	(207,818)	(271)	187,682	2,080,843
Structures		2,030,853	4,037	(6,349)	(174,343)	(883)	219,782	2,073,097
Machinery and equipment		12,602,435	48,747	(22,913)	(1,796,038)	(9,422)	1,828,622	12,651,431
Vehicles		9,951	1,497	(8)	(6,571)	—	9,617	14,486
Tools		27,288	4,007	(3)	(12,052)	—	5,093	24,333
Furniture and fixtures		38,329	4,399	(179)	(11,811)	—	13,688	44,426
Lease assets		262,368	21,920	—	(60,358)	—	107,658	331,588
Construction-in-progress		1,662,391	2,406,273	(4,872)	—	(17,270)	(2,451,399)	1,595,123

	~~W~~	20,132,199	2,494,024	(36,727)	(2,268,991)	(27,846)	(75,727)	20,216,932

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the three-month period ended March 31, 2021 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	8,703	—	(76)	—	8,627
Buildings		71,431	3,471	(1,810)	—	73,092
Structures		59,221	—	(1,303)	—	57,918
Machinery and equipment		54,698	—	(1,375)	—	53,323
Vehicles		6,255	—	(125)	—	6,130
Ships		106,555	126,361	(4,255)	—	228,661
Furniture and fixtures		24,725	—	(2,235)	(1,067)	21,423

	~~W~~	331,588	129,832	(11,179)	(1,067)	449,174

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2020 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	—	8,853	(150)	—	8,703
Buildings		71,921	6,075	(6,565)	—	71,431
Structures		64,434	—	(5,213)	—	59,221
Machinery and equipment		60,198	—	(5,500)	—	54,698
Vehicles		6,755	—	(500)	—	6,255
Ships		24,082	111,537	(29,064)	—	106,555
Furniture and fixtures		34,978	6,992	(13,366)	(3,879)	24,725

	~~W~~	262,368	133,457	(60,358)	(3,879)	331,588

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Interest on lease liabilities	~~W~~	3,015	2,658
Expenses related to short-term leases		723	1,006
Expenses related to leases of low-value assets		1,523	1,816

	~~W~~	5,261	5,480

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	22,758	—	(279)	(1,434)	—	1,034	22,079
Membership(*1)		81,795	—	—	—	—	—	81,795
Development expense		224,854	—	—	(19,366)	—	8,508	213,996
Port facilities usage rights		233,447	—	—	(5,245)	—	—	228,202
Construction-in-progress		34,924	3,406	—	—	—	(8,275)	30,055
Other intangible assets		24,148	384	(5,189)	(1,156)	(7,180)	3,239	14,246

	~~W~~	621,926	3,790	(5,468)	(27,201)	(7,180)	4,506	590,373

(*1)	Economic useful life of memberships is indefinite.
(*2)

During the three-month period ended March 31, 2021, the Company decided to sell a portion of emission rights held and recognized impairment loss for the portion lost due to the replacement of assets held for sale and changes in the selling unit price.

(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.
(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,545	—	(3,609)	(6,140)	7,962	22,758
Membership(*1)		82,657	—	(862)	—	—	81,795
Development expense		86,023	1,579	(16)	(50,827)	188,095	224,854
Port facilities usage rights		278,072	—	—	(44,625)	—	233,447
Construction-in-progress		137,273	88,376	—	—	(190,725)	34,924
Other intangible assets		100,345	19,785	(61,446)	(5,334)	(29,202)	24,148

	~~W~~	708,915	109,740	(65,933)	(106,926)	(23,870)	621,926

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

13. Other Assets

Other assets as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Advance payments	~~W~~	4,223	4,263
Prepaid expenses		39,827	26,011
Emission rights purchased from the market		7,283	20,224

	~~W~~	51,333	50,498

Non-current
Long-term prepaid expenses	~~W~~	4,181	4,312
Others(*1)		94,929	103,266

	~~W~~	99,110	107,578

(*1)

As of March 31, 2021 and December 31, 2020, the Company recognized tax assets amounting to ~~W~~73,694 million and ~~W~~100,852 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

14. Borrowings

(a)	Borrowings as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Short-term borrowings
Short-term borrowings	~~W~~	1,590,058	1,029,363
Current portion of debentures		1,407,550	1,379,739
Less: Current portion of discount on debentures issued		(320)	(710)

	~~W~~	2,997,288	2,408,392

Long-term borrowings
Long-term borrowings	~~W~~	1,157	1,110
Debentures		5,479,885	5,373,840
Less: Discount on debentures issued		(26,340)	(28,006)

	~~W~~	5,454,702	5,346,944

(b)	Short-term borrowings as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2021		December 31, 2020
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	429,732	520,310
Borrowings in Foreign Trade	MUFG and others	2021.01.12~ 2021.03.31	2021.04.12~ 2021.06.29	0.40~1.02		1,160,326	509,053

					~~W~~	1,590,058	1,029,363

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(c)	Current portion of long-term borrowings and others as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2021		December 31, 2020
Debentures	Domestic debentures 304-2 and others	2011.11.28~ 2018.07.05	2021.05.03~ 2021.11.28	1.88~4.12	~~W~~	459,895	459,811
Foreign debentures	Global debentures 3 and others	2011.04.14~ 2011.12.22	2021.04.14~ 2021.12.22	2.70~5.25		947,335	919,218

					~~W~~	1,407,230	1,379,029

(d) Long-term borrowings and others excluding current portion, as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2021		December 31, 2020
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond	~~W~~	1,157	1,110
Debentures	Domestic debentures 306-3 and others	2013.10.04~ 2019.10.16	2022.07.17~ 2029.10.16	1.56~3.64		2,046,456	2,046,166
Foreign debentures	Global debentures 4 and others	2018.08.01~ 2020.01.17	2022.11.12~ 2025.01.17	0.50~4.00		3,407,089	3,299,668

					~~W~~	5,454,702	5,346,944

15. Other Payables

Other payables as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Accounts payable	~~W~~	367,804	606,902
Accrued expenses		388,270	412,976
Dividend payable		344,401	1,854
Lease liabilities		51,109	94,904
Withholdings		10,421	10,687

	~~W~~	1,162,005	1,127,323

Non-current
Long-term accrued expenses	~~W~~	57	54
Lease liabilities		387,318	217,458
Long-term withholdings		3,330	3,100

	~~W~~	390,705	220,612

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Derivative liabilities	~~W~~	—	3,087
Financial guarantee liabilities		8,181	9,701

	~~W~~	8,181	12,788

Non-current
Derivative liabilities	~~W~~	14,262	92,273
Financial guarantee liabilities		24,569	29,881

	~~W~~	38,831	122,154

17. Provisions

(a)	Provisions as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	8,079	34,147	14,518	34,461
Provision for restoration(*3)		4,583	11,642	5,136	12,425
Provision for legal contingencies and claims(*4)		625	2,052	4,937	2,052
Emission liabilities(*5)		7,283	10,601	20,224	—
Provision for product warranties(*6)		20,009	3,851	18,789	3,664

	~~W~~	40,579	62,293	63,604	52,602

(*1)	Represents the provision for bonuses limited to 33~67% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service award, based on actuarial measurement.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of March 31, 2021. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials presently available to recover the land. In addition, the Company has applied discount rates of 1.26%~1.59% to assess present value of these costs.

(*4)	The Company has recognized provisions for certain litigations and other contingencies as of March 31, 2021.
(*5)	The Company has recognized emission liabilities for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of March 31, 2021.
(*6)	As of March 31, 2021, the Company recognized the expected claim cost to be charged as a provision.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(b)	Changes in provisions for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

1)	For the three-month period ended March 31, 2021

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	48,979	4,573	—	(11,326)	42,226
Provision for restoration		17,561	95	—	(1,431)	16,225
Provision for legal contingencies and claims		6,989	625	—	(4,937)	2,677
Emission liabilities		20,224	10,601	(12,941)	—	17,884
Provision for product warranties		22,453	5,747	—	(4,340)	23,860

	~~W~~	116,206	21,641	(12,941)	(22,034)	102,872

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	49,836	25,853	—	(26,710)	48,979
Provision for restoration		22,725	363	(340)	(5,187)	17,561
Provision for legal contingencies and claims		2,388	4,937	(285)	(51)	6,989
Emission liabilities		—	20,648	(424)	—	20,224
Provision for product warranties		—	48,137	—	(25,684)	22,453

	~~W~~	74,949	99,938	(1,049)	(57,632)	116,206

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	8,556	10,197

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Present value of funded obligations	~~W~~	1,369,018	1,378,597
Fair value of plan assets		(1,429,984)	(1,455,098)

Net defined benefit assets	~~W~~	(60,966)	(76,501)

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Defined benefit obligation at the beginning of period	~~W~~	1,378,597	1,435,942
Current service costs		32,051	125,706
Interest costs		7,140	27,712
Remeasurement(*1)		—	(74,678)
Amount transferred from associate		—	1,104
Benefits paid		(48,770)	(137,189)

Defined benefit obligation at the end of period	~~W~~	1,369,018	1,378,597

(*1)	The Company do not remeasure the defined benefit plans for the purpose of interim reporting.

3)	Changes in the fair value of plan assets for the three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Fair value of plan assets at the beginning of period	~~W~~	1,455,098	1,381,796
Interest on plan assets		7,786	27,227
Remeasurement of plan assets		(401)	(450)
Contributions to plan assets		—	178,000
Amount transferred from associate		—	1,104
Benefits paid		(32,499)	(132,579)

Fair value of plan assets at the end of period	~~W~~	1,429,984	1,455,098

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

4)	The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Current service costs	~~W~~	32,051	32,204
Net interest costs		(646)	121

	~~W~~	31,405	32,325

19. Other Liabilities

Other liabilities as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Current
Advances received	~~W~~	39,277	41,901
Withholdings		27,725	24,253
Unearned revenue		19,558	14,522

	~~W~~	86,560	80,676

Non-current
Unearned revenue	~~W~~	517	525

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

20. Financial Instruments

(a) Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2021 and December 31, 2020 are as follows:

① March 31, 2021

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	64,936	—	64,936	—	64,936
Short-term financial instruments		7,706,952	—	7,706,952	—	7,706,952
Debt securities		8,050	—	—	8,050	8,050
Other securities		72,592	—	—	72,592	72,592
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,072,205	982,273	—	89,932	1,072,205
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		1,828,883	—	—	—	—
Trade accounts and notes receivable		4,096,266	—	—	—	—
Debt securities		80,000	—	—	—	—
Other receivables		434,134	—	—	—	—
Deposit instruments		1,318,998	—	—	—	—

	~~W~~	16,685,016	982,273	7,771,888	172,574	8,926,735

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	14,262	—	14,262	—	14,262
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		1,010,252	—	—	—	—
Borrowings		8,451,991	—	8,711,704	—	8,711,704
Financial guarantee liabilities		32,750	—	—	—	—
Others		1,541,403	—	—	—	—

	~~W~~	11,050,658	—	8,725,966	—	8,725,966

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

② December 31, 2020

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	18,549	—	18,549	—	18,549
Short-term financial instruments		8,116,381	—	8,116,381	—	8,116,381
Debt securities		8,050	—	—	8,050	8,050
Other securities		67,161	—	—	67,161	67,161
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		980,706	644,616	—	336,090	980,706
Debt securities		1,687	—	—	1,687	1,687
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		1,822,660	—	—	—	—
Trade accounts and notes receivable		3,685,573	—	—	—	—
Debt securities		150,000	—	—	—	—
Other receivables		272,846	—	—	—	—
Deposit instruments		1,337,915	—	—	—	—

	~~W~~	16,463,528	644,616	8,134,930	414,988	9,194,534

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	95,360	—	95,360	—	95,360
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		1,258,470	—	—	—	—
Borrowings		7,755,336	—	8,026,373	—	8,026,373
Financial guarantee liabilities		39,582	—	—	—	—
Others		1,335,672	—	—	—	—

	~~W~~	10,484,420	—	8,121,733	—	8,121,733

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

2) Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2021. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	SC	USD	19,784,000	22,425	19,784,000	22,425
Steel Private Limited	SMBC	USD	35,000,000	39,673	35,000,000	39,673
	DBS	USD	35,000,000	39,673	35,000,000	39,673
	BNP	USD	30,000,000	34,005	30,000,000	34,005
	Citi	USD	20,000,000	22,670	20,000,000	22,670
POSCO ASSAN TST	BNP	USD	24,527,500	27,802	22,074,750	25,022
STEEL INDUSTRY	SOCIETE GENERALE	USD	42,000,000	47,607	37,800,000	42,846
	CITI	USD	40,000,000	45,340	36,000,000	40,806
	ING	USD	40,000,000	45,340	36,000,000	40,806
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	56,675	50,000,000	56,675
	MIZUHO	USD	50,000,000	56,675	50,000,000	56,675
POSCO MEXICO S.A. DE C.V	Citi BANAMEX	USD	30,000,000	34,005	30,000,000	34,005
	BOA	USD	30,000,000	34,005	30,000,000	34,005
	SMBC	USD	20,000,000	22,670	20,000,000	22,670
	MIZUHO	USD	20,000,000	22,670	20,000,000	22,670
	ANZ	USD	20,000,000	22,670	20,000,000	22,670
POSCO-VIETNAM Co., Ltd.	SMBC	USD	50,000,000	56,675	50,000,000	56,675
	Credit Agricole	USD	40,000,000	45,340	40,000,000	45,340
	MUFG	USD	26,000,000	29,471	26,000,000	29,471
	Citi	USD	20,000,000	22,670	20,000,000	22,670
	MIZUHO	USD	20,000,000	22,670	20,000,000	22,670
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	642,695	330,240,725	374,328
	SMBC	USD	140,000,000	158,690	81,665,652	92,568
	BTMU	USD	119,000,000	134,887	68,295,652	77,413
	MIZUHO	USD	105,000,000	119,018	60,260,870	68,306
	SCB	USD	107,800,000	122,191	63,185,652	71,621
	Credit Suisse AG	USD	91,000,000	103,149	52,226,087	59,198
	HSBC	USD	91,000,000	103,149	52,226,087	59,198
	ANZ	USD	73,500,000	83,312	43,500,435	49,308
	BOA	USD	35,000,000	39,673	20,086,957	22,769
	The Tokyo Star Bank, Ltd	USD	21,000,000	23,804	12,052,174	13,661
POSCO COATED STEEL	Citi	THB	801,000,000	28,996	801,000,000	28,996
(THAILAND) CO., LTD.	ANZ	THB	1,175,000,000	42,535	1,175,000,000	42,535
	MUFG	THB	1,175,000,000	42,535	1,175,000,000	42,535
	SC	THB	1,175,000,000	42,535	1,175,000,000	42,535
	SMBC	THB	1,175,000,000	42,535	1,175,000,000	42,535
Associates
LLP POSUK Titanium	SMBC	USD	13,500,000	15,302	13,500,000	15,302
Nickel Mining Company SAS	SMBC	EUR	46,000,000	61,101	46,000,000	61,101
Joint ventures
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	206,297	162,149,671	183,797
Siderurgica do Pecem	Santander	USD	47,600,000	53,955	41,713,206	47,282
	BNP	USD	47,600,000	53,955	41,713,206	47,282
	MIZUHO	USD	47,600,000	53,955	41,713,206	47,282
	Credit Agricole	USD	20,000,000	22,670	17,526,564	19,866
	SOCIETE GENERALE	USD	20,000,000	22,670	17,526,564	19,866
	KfW	USD	20,000,000	22,670	17,526,564	19,866
	BBVA Seoul	USD	17,600,000	19,950	15,423,360	17,482
	ING	USD	17,600,000	19,950	15,423,360	17,482
	BNDES	BRL	464,060,000	91,114	464,060,000	91,114

		USD	2,446,111,500	2,772,673	1,815,614,742	2,057,999
		EUR	46,000,000	61,101	46,000,000	61,101
		THB	5,501,000,000	199,136	5,501,000,000	199,136
		BRL	464,060,000	91,114	464,060,000	91,114

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

3) Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2021 and 2020 were as follows:

① For the three-month period ended March 31, 2021

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	30,166	—	—	166	42,811	—	73,143	—
Financial assets at fair value through other comprehensive income		—	19,940	—	92	—	—	20,032	75,307
Financial assets measured at amortized cost		2,758	—	103,734	—	—	—	106,492	—
Financial liabilities at fair value through profit or loss		—	—	—	1,674	86,957	—	88,631	—
Financial liabilities measured at amortized cost		(47,307)	—	(224,098)	—	—	1,291	(270,114)	—

	~~W~~	(14,383)	19,940	(120,364)	1,932	129,768	1,291	18,184	75,307

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~232,331 million for the three-month period ended March 31, 2021.

② For the three-month period ended March 31, 2020

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	38,715	—	—	196	252,693	—	291,604	—
Financial assets at fair value through other comprehensive income		—	24,246	—	—	—	—	24,246	(191,488)
Financial assets measured at amortized cost		10,409	—	141,729	—	—	—	152,138	—
Financial liabilities at fair value through profit or loss		—	—	—	25	11,542	—	11,567	—
Financial liabilities measured at amortized cost		(57,096)	—	(326,152)	—	—	7,937	(375,311)	—

	~~W~~	(7,972)	24,246	(184,423)	221	264,235	7,937	104,244	(191,488)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~109,658 million for the three-month period ended March 31, 2020.

(b) Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2020.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2021 and December 31, 2020 are as follows:

(in Won, except share information)	March 31, 2021		December 31, 2020
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2021, total shares of ADRs of 26,528,728 are equivalent to 6,632,182 of common stock.
(*2)	As of March 31, 2021, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b) Capital surplus as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Gain from merger		80,628	80,628
Loss on disposal of hybrid bonds		(1,787)	(1,787)

	~~W~~	1,339,289	1,339,289

22. Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of Interest (%)	March 31, 2021		December 31, 2020
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(*1)	Details of hybrid bonds As of March 31, 2021 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

•  After 10 years : return on government bond (10 years) + 1.40%

•  After 10 years : additionally + 0.25% according to Step-up clauses

•  After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stock holders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds As of March 31, 2021 amounts to ~~W~~ 479 million.

23. Reserves

Reserves as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(219,218)	(296,626)

24. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for three-month period ended March 31, 2021 and the year ended December 31, 2020 were as follows.

(shares, in millions of Won)	March 31, 2021			December 31, 2020
	Number of shares	Amount		Number of shares	Amount
Beginning	11,171,363	~~W~~	2,391,523	7,071,194	~~W~~	1,508,303
Acquisition of treasury shares	389,900		116,771	4,100,169		883,220

Ending	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523

During the year ended December 31, 2020, the Company entered into a trust contract of acquiring treasury shares following approval of the Board of Directors. The amount committed to purchase treasury shares by this trust contract is ~~W~~1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

25. Revenue

(a) Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Types of revenue
Sales of steel product	~~W~~	7,512,143	6,738,862
Transportation services		244,129	186,409
Others		44,175	44,585

	~~W~~	7,800,447	6,969,856

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,540,281	6,767,749
Revenue recognized over time		260,166	202,107

	~~W~~	7,800,447	6,969,856

(b) Details of contract assets and liabilities from contracts with customers as of March 31, 2021 and December 31, 2020 are as follows:

(in millions of Won)	March 31, 2021		December 31, 2020
Receivables
Account receivables	~~W~~	4,096,266	3,685,573
Contract assets
Account receivables		13,049	10,418
Contract liabilities
Advance received		39,277	41,901
Unearned income		20,075	14,855

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

26. Selling and Administrative Expenses

(a) Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Wages and salaries	~~W~~	63,308	61,255
Expenses related to post-employment benefits		10,571	7,643
Other employee benefits		12,958	12,235
Travel		2,243	2,786
Depreciation		6,602	6,853
Amortization		18,852	9,416
Rental		15,421	13,258
Repairs		1,584	2,250
Advertising		12,844	14,894
Research & development		18,623	15,806
Service fees		36,773	37,373
Supplies		514	235
Vehicles maintenance		1,138	1,281
Industry association fee		1,465	1,977
Training		244	4,319
Conference		977	1,081
Others		5,786	6,107

	~~W~~	209,903	198,769

(b) Selling expenses

Selling expenses for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Freight and custody	~~W~~	30,580	33,701
Operating expenses for distribution center		1,533	1,719
Sales commissions		16,664	45,253
Sales advertising		49	86
Sales promotion		295	394
Sample		233	176
Sales insurance premium		1,441	1,507

	~~W~~	50,795	82,836

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Finance income
Interest income(*1)	~~W~~	32,924	49,124
Dividend income		252,271	133,904
Gain on foreign currency transactions		97,128	147,164
Gain on foreign currency translations		48,847	71,298
Gain on valuation of derivatives		134,140	264,235
Others		3,964	8,592

	~~W~~	569,274	674,317

Finance costs
Interest expenses	~~W~~	47,307	57,096
Loss on foreign currency transactions		73,714	76,467
Loss on foreign currency translations		192,625	326,418
Others		5,112	434

	~~W~~	318,758	460,415

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2021 and 2020 were ~~W~~ 2,758 million and ~~W~~10,409 million, respectively.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	2,770	3,822
Gain on insurance settlements		287	859
Gain on disposals of assets held for sale		790	299
Gain on disposals of emission rights		—	7,743
Others(*1)		31,401	11,402

	~~W~~	35,248	24,125

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	23,756	51,299
Impairment loss on property, plant and equipment		3,113	—
Impairment loss on intangible assets		7,180	—
Impairment loss on investment in subsidiaries, associates and joint ventures		1,500	—
Impairment loss on assets held for sale		—	6,330
Donations		2,004	8,709
Others		14,644	12,348

	~~W~~	52,197	78,686

(*1)

During the three-month period ended March 31, 2021, the Company recognized ~~W~~28,366 million of non-operating income for refund of other than income tax as a result of administrative litigation for tax audits.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2021 and 2020 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	March 31, 2021		March 31, 2020
Changes in inventories(*1)	~~W~~	(216,576)	97,880
Raw materials and consumables used		4,695,958	4,145,641
Employee benefits expenses		463,321	459,584
Outsourced processing cost		589,023	658,858
Depreciation(*2)		573,174	560,857
Amortization		27,201	25,617
Electricity and water		71,855	66,649
Service fees		52,133	58,346
Rental		24,732	22,746
Advertising		12,844	14,894
Freight and custody		200,802	215,690
Sales commissions		16,664	45,253
Loss on disposal of property, plant and equipment		23,756	51,299
Impairment loss on property, plant and equipment		3,113	—
Impairment loss on investments in subsidiaries, associates and joint ventures		1,500	—
Other		240,608	167,613

	~~W~~	6,780,108	6,590,927

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2021 and 2020 were 27.10% and 26.57%, respectively.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

31. Earnings per Share

Basic earnings per share for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in Won, except share information)	March 31, 2021		March 31, 2020
Profit for the period	~~W~~	952,175,503,207	453,020,315,302
Interests of hybrid bonds, net of tax		(1,644,657,534)	(1,662,931,507)
Weighted-average number of common shares outstanding(*1)		75,911,805	80,115,641
Basic earnings per share	~~W~~	12,522	5,634

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	March 31, 2021	March 31, 2020
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,275,030)	(7,071,194)

Weighted-average number of common shares outstanding	75,911,805	80,115,641

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2021 and 2020, diluted earnings per share is equal to basic earnings per share.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

32. Related Party Transactions

(a) Significant transactions with related companies for the three-month periods ended March 31, 2021 and 2020 were as follows:

1) For the three-month period ended March 31, 2021

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,614	11,069	—	88,862	60	6,463
POSCO COATED & COLOR STEEL Co., Ltd.		123,426	2,034	—	—	7,447	161
POSCO ICT(*4)		447	4,990	—	34,290	10,706	49,422
eNtoB Corporation		4	—	60,190	9,647	14	4,507
POSCO CHEMICAL CO., LTD		57,959	16,280	114,065	1,389	74,295	1,426
POSCO ENERGY CO., LTD.		760	689	2,129	—	—	5,605
POSCO SPS		148,773	—	—	—	10,694	206
POSCO INTERNATIONAL Corporation		1,898,357	54,331	166,152	—	347	536
POSCO Thainox Public Company Limited		60,873	—	—	—	—	20
POSCO Canada Ltd.		—	491	34,796	—	—	—
POSCO Asia Co., Ltd.		18,289	32	417	—	—	272
Qingdao Pohang Stainless Steel Co., Ltd.		40,948	—	—	—	—	—
POSCO JAPAN Co., Ltd.		357,971	1	7,601	4	—	480
POSCO-VIETNAM Co., Ltd.		80,910	339	—	—	—	—
POSCO MEXICO S.A. DE C.V.		92,791	34	—	—	—	—
POSCO Maharashtra Steel Private Limited		168,852	84	—	—	—	89
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		28,512	—	—	—	—	—
POSCO VST CO., LTD.		56,408	—	—	—	—	8
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	610	350,571	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		65,532	49	8	—	—	10
Others		323,446	21,389	34,299	9,752	60,982	20,702

		3,525,872	112,422	770,228	143,944	164,545	89,907

Associates and joint ventures(*3)
SNNC		7,513	2,043	151,759	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		12,649	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	116,076	486,975	—	—	—
Others		8,837	12,939	21,723	—	—	9,173

		28,999	131,058	660,457	—	—	9,173

	~~W~~	3,554,871	243,480	1,430,685	143,944	164,545	99,080

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2021, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

2) For the three-month period ended March 31, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		W1,537	11,079	15	243,473	—	7,712
POSCO COATED & COLOR STEEL Co., Ltd.		116,100	1,694	—	—	8,358	117
POSCO ICT		711	4,989	—	99,306	10,458	46,455
eNtoB Corporation		4	60	57,592	9,105	19	5,562
POSCO CHEMICAL CO., LTD		83,234	19,942	123,744	4,140	82,815	3,709
POSCO ENERGY CO., LTD.		1,287	679	4,610	3	—	5,512
POSCO INTERNATIONAL Corporation		1,520,559	54,331	79,696	—	11,371	1,142
POSCO Thainox Public Company Limited		51,621	66	2,662	—	—	—
POSCO America Corporation		63,642	—	—	—	—	3
POSCO Canada Ltd.		—	63	39,555	—	—	—
POSCO Asia Co., Ltd.		317,301	219	45,486	1,768	396	509
Qingdao Pohang Stainless Steel Co., Ltd.		35,469	—	—	—	—	57
POSCO JAPAN Co., Ltd.		318,234	—	6,722	620	—	438
POSCO-VIETNAM Co., Ltd.		63,588	115	—	—	—	20
POSCO MEXICO S.A. DE C.V.		51,091	36	—	—	—	55
POSCO Maharashtra Steel Private Limited		117,440	803	—	—	—	185
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		32,551	—	—	—	—	—
POSCO VST CO., LTD.		69,594	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	342	154,767	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		78,164	128	2,314	—	—	—
Others		190,735	14,412	24,509	12,958	61,073	29,067

		3,112,862	108,958	541,672	371,373	174,490	100,563

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		65	41	916	84,839	4,086	12,431
SNNC		1,410	3,035	120,426	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		13,925	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	322,187	—	—	—
Others		9,707	15,194	12,365	—	—	7,653

		25,107	18,270	455,894	84,839	4,086	20,084

	~~W~~	3,137,969	127,228	997,566	456,212	178,576	120,647

(b) The related account balances of significant transactions with related companies as of March 31, 2021 and December 31, 2020 are as follows:

1) March 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,502	8	1,510	—	34,299	310	34,609
POSCO COATED & COLOR STEEL Co., Ltd.		64,143	1,715	65,858	—	5	3,803	3,808
POSCO ICT		61	4,971	5,032	2,758	38,614	28,970	70,342
eNtoB Corporation		—	—	—	2,449	17,704	18	20,171
POSCO CHEMICAL CO., LTD		18,982	14,820	33,802	8,481	57,503	18,194	84,178
POSCO ENERGY CO., LTD.		123	277	400	—	2,093	11,894	13,987
POSCO SPS		83,913	—	83,913	—	1,564	4,215	5,779
POSCO INTERNATIONAL Corporation		673,708	54,337	728,045	2,014	199	502	2,715
POSCO Thainox Public Company Limited		47,663	—	47,663	—	—	—	—
POSCO Asia Co., Ltd.		21,304	667	21,971	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		26,401	—	26,401	—	—	—	—
POSCO MEXICO S.A. DE C.V.		106,515	737	107,252	—	—	—	—
POSCO Maharashtra Steel Private Limited		334,220	1,489	335,709	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		240,111	1,370	241,481	—	—	—	—
Others		388,478	28,539	417,017	104,165	29,578	80,594	214,337

		2,007,124	108,930	2,116,054	119,867	181,559	148,500	449,926

Associates and joint ventures
SNNC		271	5,546	5,817	17,399	127	—	17,526
Roy Hill Holdings Pty Ltd		—	116,076	116,076	95,706	34	—	95,740
Others		921	18,517	19,438	2,133	344	—	2,477

		1,192	140,139	141,331	115,238	505	—	115,743

	~~W~~	2,008,316	249,069	2,257,385	235,105	182,064	148,500	565,669

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

2) December 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.		63,520	—	63,520	—	180	3,709	3,889
POSCO ICT		245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation		—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD		19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.		261	122	383	—	2,995	12,508	15,503
POSCO SPS		72,009	—	72,009	—	2,352	4,175	6,527
POSCO INTERNATIONAL Corporation		534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited		39,920	—	39,920	—	—	—	—
POSCO Asia Co., Ltd.		239,847	898	240,745	3,958	258	—	4,216
Qingdao Pohang Stainless Steel Co., Ltd.		25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.		71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited		173,285	2,006	175,291	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		258,563	1,845	260,408	—	—	—	—
Others		227,288	28,117	255,405	41,564	30,433	82,716	154,713

		1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851

Associates and joint ventures
SNNC		106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd		—	52,076	52,076	201,924	—	—	201,924
Others		818	17,882	18,700	6,704	—	—	6,704

		924	70,186	71,110	242,008	—	—	242,008

		1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

	~~W~~	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

(c) For the three-month periods ended March 31, 2021 and 2020, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Short-term benefits	~~W~~	11,217	10,807
Long-term benefits		1,383	1,152
Retirement benefits		4,835	2,843

	~~W~~	17,435	14,802

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

33. Commitments and Contingencies

(a) Commitments

1)

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2021, 55 million tons of iron ore and 8 million tons of coal remained to be purchased under such long-term contracts.

2)

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

3)

The Company entered into consecutive voyage charter (CVC) contract for transportation of raw materials. As of March 31, 2021, there are 38 vessels under contract and the average remaining contract period is about 9 years.

4)

As of March 31, 2021, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2021, the ending balance of the borrowing amounts to USD 1.02 million.

5)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

6)	The Company provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co,. Ltd., at the request of creditors such as the Korea Development Bank.

(b) As of March 31, 2021, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2021

(Unaudited)

(c) Litigation in progress

The Company is involved in 31 lawsuits, including claim for employee right aggregating to ~~W~~50.9 billion as defendant as of March 31, 2021, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~2.1 billion for one of 31 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of March 31, 2021.

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2021 and 2020 were as follows:

(in millions of Won)	March 31, 2021		March 31, 2020
Trade accounts and notes receivable, net	~~W~~	(392,886)	325,991
Other accounts receivable		(22,993)	159,264
Accrued revenues		(5,140)	—
Inventories		(663,730)	215,460
Prepaid expenses		(13,893)	(20,873)
Other current assets		40	(3,509)
Long-term guarantee deposits		(26)	(414)
Derivative assets		(3,574)	4,898
Other non-current assets		(18,614)	299
Trade accounts and notes payable		(250,809)	211,800
Other accounts payable		(171,395)	(119,818)
Accrued expenses		(22,664)	(32,839)
Advances received		(411)	(533)
Withholdings		3,472	3,582
Unearned revenue		5,029	(1,685)
Other current liabilities		(17,147)	(11,102)
Derivative liabliities		6,523	3,256
Payments of severance benefits		(48,770)	(35,500)
Plan assets		32,499	25,588
Other non-current liabilities		(314)	(8,991)

	~~W~~	(1,584,803)	714,874

35. Events after the reporting period

Pursuant to the resolution of the Board of Directors on May 14, 2021, the Company decided to pay interim cash dividends of ~~W~~3,000 per common share (total dividend: ~~W~~226.9 billion).

42